NOTICE OF 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS MAY 5, 2010

management proxy circular

TABLE OF CONTENTS

General Proxy Information	01
Business of the Meeting	05
Election of Directors	05
Appointment of Auditor	12
Special Business – Amendment to By-Law No. 1	12
Compensation Discussion & Analysis	13
Introduction	13
Compensation Philosophy & Plan Design	13
Human Resources Committee	14
Independence & Experience	14
Annual Compensation Review Process	14
Competitive Market Analysis	15
Context for Decision-Making	15
Determining Executive Compensation	16
Corporate Strategy	16
Executive Compensation Elements	18
Base Salary	19
Variable Pay Plan Overview	19
2009 Variable Pay Plan Awards	19
Long-term Incentives	20
Context for Granting Long-Term Incentives	20
Stock Options (Option-Based Awards)	20
Performance Share Units (Share-Based Awards)	21
Benefits, Savings, & Pension	22
Perquisites	22
Restricted Share Units (Share-Based Awards)	23
Termination & Change in Control Benefits	23
Executive Share Ownership Guidelines	23
Performance and Trends in Executive Compensation	24
Executive Compensation	25
Summary Compensation Table	25
Incentive Plan Awards	26
Outstanding Share-Based Awards & Option-Based Awards	26
Incentive Plan Awards – Value Vested or Earned during the Year	27
Share Ownership Table	28
Pension Plan Benefits	28
Defined Contribution Pension Plan	28
Defined Contribution Plan Table	28
Defined Benefit Pension Plans	28
Defined Benefit Plan Table	30
Employment Contracts & Termination Arrangements	30
Termination Following a Change in Control or Termination without Cause	33
Director Compensation	34
Director Fee Schedule for Year ended December 31, 2009	34
Director Compensation Table	35
Director Share Ownership Policy	36
Deferred Share Unit Plan	37
Director Stock Option Plan	37
Outstanding Share-Based Awards & Option-Based Awards	37
Information Relating to the Company	38
Schedule A – Statement of Corporate Governance Practices	41
1. Overview	41
2. Board Composition, Board Committees and Position Descriptions	41
2.1 Board Size	41
2.2 Board Roles and Responsibilities	41
2.3 Board Committees	41
2.4 Position Descriptions	43
3. Independence of Directors	44
3.1 Independence Determinations – Directors	44
3.2 Independence Determinations – Board Committees	45
3.3 Other and Interlocking Directorships	45
3.4 In Camera Sessions	45
4. Director Selection and Succession Planning	46
4.1 Director and Chairman Selection Process	46
4.2 Director Competencies and Expectations	46
4.3 List of Director Candidates	47
4.4 Director Succession Policy – Term Limits, Tenure and Retirement	47
4.5 Majority Voting for Directors	48
5. Director Orientation and Continuing Education	48
5.1 Director Orientation	48
5.2 Continuing Education for Directors	48
6. Performance Assessments	49
6.1 Board Assessment	49
6.2 Assessment of Individual Directors	49
6.3 Assessment of Board Committees	49
6.4 Assessment of Committee Chairs	49
6.5 Assessment of Chairman of the Board	49
7. Share Ownership Guidelines and Policies	50
7.1 Director Share Ownership Policy	50
7.2 Executive Share Ownership Guidelines	50
8. Policy on Business Conduct and Ethics	50
9. Shareholder Communications	50
Schedule B – By-law No. 1	54
Schedule C – Advisories	59

GENERAL PROXY INFORMATION

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of TALISMAN ENERGY INC. (the "Company" or "Talisman") for use at an annual and special meeting of common shareholders of the Company (the "Meeting") to be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Wednesday, May 5, 2010 at 1:00 p.m. (Mountain Daylight Time) and at any adjournment thereof, for the purposes set forth in the attached notice of Meeting ("Notice of Meeting"). Please read this Circular to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

Distribution of Meeting Materials

This Circular and related Meeting materials are being sent to both registered and non-registered owners of common shares of the Company ("Common Shares"). You may receive multiple packages of Meeting materials if you hold Common Shares through more than one intermediary, or if you are both a registered shareholder and a non-registered shareholder for different shareholdings.

Should you receive multiple packages, you should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all the Common Shares from the various shareholdings are voted at the Meeting.

Questions and Answers on Voting

Your vote is very important to the Company. We encourage you to exercise your right to vote through one of the various methods outlined below.

The questions and answers below give general guidance for voting your Common Shares. Unless otherwise noted, all answers relate to both registered and non-registered shareholders. If you have any questions, you may call Georgeson Shareholder Communications Canada Inc. ("Georgeson") toll-free at 1-866-909-6476 for further information.

Meeting Procedure

Q:   What am I voting on?

A:
You will be voting on:

•
election of directors;

•
appointment of the auditor; and

•
confirmation of amendments to the Company's By-Law No. 1.

Q:   Am I entitled to vote?

A:
You are entitled to vote if you were a shareholder as of the close of business on March 8, 2010, which is the record date for the Meeting. Each Common Share is entitled to one vote.

Q:   How do I vote?

A:
How you vote depends on whether you are a registered shareholder or a non-registered shareholder. Please read carefully the voting instructions below that are applicable to you.

Q:   Am I a registered shareholder?

A:
Only a relatively small number of shareholders are registered shareholders. You are a registered shareholder if you hold any Common Shares: (a) in your own name and you have a share certificate; or (b) through the Direct Registration System in the United States ("US"). As a registered shareholder, you are identified on the share register maintained by the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), as being a shareholder.

Q:   Am I a non-registered shareholder (also commonly referred to as a beneficial shareholder)?

A:
Most shareholders are non-registered shareholders. You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. You do not have a share certificate registered in your name, but your ownership interest in Common Shares is recorded in an electronic system maintained by parties other than the Company. In that case, you are not identified on the share register maintained by Computershare as being a

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 1

  shareholder; rather, the Company's share register shows the shareholder of your shares as being the depositary or intermediary through which you own the shares.

Q:   How do I vote if I am a registered shareholder?

A:
If you are a registered shareholder, you may vote your Common Shares in one of the following ways:

  1.     Attend the Meeting

  If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the materials sent to you. Simply attend the Meeting and you will be entitled to vote during the course of the Meeting. When you arrive at the Meeting, please register with Computershare at the registration table.

  2.     By Proxy

  You can vote by proxy whether or not you attend the meeting. To vote by proxy, please complete the enclosed form of proxy and return it in accordance with the instructions provided.

  You may choose the directors included on the form of proxy to be your proxyholder, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are C.R. Williamson, Chairman of the Board and a director of the Company, and J.A. Manzoni, President and Chief Executive Officer and a director of the Company. Unless you choose another person or company to be your proxyholder, you are giving these persons the authority to vote your Common Shares at the Meeting or any adjournment of the Meeting.

  To appoint another person or company to be your proxyholder, you should insert the other person's name or the company's name in the blank space provided. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares. If you do not insert a name in the blank space, the directors and officer named above are appointed to act as your proxyholder.

  You may also use a different form of proxy than the one included with the materials sent to you, if you so desire. Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 1:00 p.m. (Mountain Daylight Time) on May 4, 2010 or one business day before any adjournment of the Meeting.

  Registered shareholders may vote by proxy by any of the following means:

  •
  by mail to the address listed above (a prepaid and pre-addressed envelope is enclosed);

  •
  by hand or by courier to the address listed above;

  •
  by telephone at 1-866-732-VOTE (8683); or

  •
  by Internet at www.investorvote.com.

Q:   How will my shares be voted?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit.

  Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

  •
  FOR the election of all individual directors named in this Circular;

  •
  FOR the appointment of the auditor named in this Circular; and

  •
  FOR confirmation of the amendments to the Company's By-Law No. 1.

2 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Q:   What if my Common Shares are registered in more than one name or in the name of a company?

A:
If the Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If the Common Shares are registered in a company's name or any name other than your own, you must provide documents showing your authorization to sign the form of proxy for that company or name.

Q:   How do I vote if I am a non-registered shareholder?

A:
If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

  1.     Through your intermediary

  A voting instruction form should be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form, and communicate your voting instructions in accordance with the voting information form.

  If you subsequently wish to change your voting instructions or vote in person at the Meeting, contact your intermediary to discuss whether this is possible and what procedure to follow.

  2.     Attend the Meeting

  If you wish to vote in person at the Meeting, you should take these steps:

  •
  Insert your name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder.

  •
  Do not otherwise complete the form, as you will be voting at the Meeting.

  •
  When you arrive at the Meeting, please register with Computershare at the registration table.

  Please note that you will not be admitted at the Meeting to vote by presenting a voting instruction form.

  3.     Designate another person to be appointed as your proxyholder

  You can choose another person (including someone who is not a shareholder of the Company) to vote for you as proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person's name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. When your proxyholder arrives at the Meeting, he or she should register with Computershare at the registration table.

Q:   Can I revoke my proxy or voting instructions?

A:
If you are a registered shareholder, you may revoke your proxy by taking one of the following steps:

•
you may submit a new proxy to Computershare before 1:00 p.m. (Mountain Daylight Time) on May 4, 2010 or the business day before any adjournment of the Meeting; or

•
you (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of the Company, Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used; or

•
you (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

  If you are a non-registered shareholder, you should contact your intermediary through which you hold Common Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your intermediary.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 3

Q:   What if there are amendments or if other matters are brought before the Meeting?

A:
Your proxyholder has discretionary authority for amendments that are made to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendments or other matters to be presented at the Meeting; however, if any such matter is presented, your Common Shares will be voted in accordance with the best judgment of the proxyholder named in the form. Where you have not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and your Common Shares will be voted in accordance with the best judgment of the management nominee.

General Information

Q:   How many shares are entitled to vote?

A:
As of March 8, 2010, there were 1,018,984,014 Common Shares outstanding. Each Common Share is entitled to one vote on all matters to be voted upon at the Meeting.

  To the knowledge of the directors or executive officers of the Company, there is no single shareholder who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Each of CDS Clearing and Depository Services Inc. and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their respective participants.

Q:   Who counts the votes?

A:
For any matter for which a vote is taken at the Meeting by ballot, the votes, including those cast by way of proxies, will be counted by the scrutineers appointed at the Meeting. It is expected that representatives of Computershare will act as scrutineers at the Meeting.

Q:   Who is soliciting my proxy?

A:
Management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use telephone or electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forwarding proxy material to non-registered shareholders.

  The Company has retained Georgeson to assist in the solicitation of proxies for the Meeting, at a cost anticipated not to exceed $30,000 (not including disbursements).

  The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Q:   Who do I contact if I have questions?

A:
If you have any questions, you may call Georgeson toll-free at 1-866-909-6476 for further information.

4 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

BUSINESS OF THE MEETING

Election of Directors

The Board of Directors ("Board") is elected annually and consists of such number as fixed from time to time by resolution of the directors, such number being not less than four and not more than 20. There are currently 13 directors. The number of directors to be elected at the Meeting has been fixed at 11. Each elected director will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

Management of the Company proposes to nominate for election as directors at the Meeting the persons listed in the following tables. All proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.

The form of proxy or voting instruction form permits shareholders to vote "for" or to "withhold" their vote for each director nominee. The Board has adopted a policy which requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

Shareholders should note that, as a result of the majority voting policy, a withhold vote is effectively the same as a vote against a director nominee in an uncontested election.

The following tables set forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Company, principal occupation or employment for the past five years or more, educational qualifications, other current public company directorships (including related board committee memberships) and directorships in non-public companies, organizations or other entities that require a significant time commitment on the part of the nominee. Each of the nominees who has previously served as a director of the Company has done so since the year he or she first became a director.

The Board of Directors has the following committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Human Resources Committee ("HRC"), the Reserves Committee and the Health, Safety, Environment and Corporate Responsibility Committee ("HSECR"). For a description of the committees of the Board of Directors, see the Statement of Corporate Governance Practices set out in Schedule "A" to this Circular. Membership on the Board committees is also noted in the tables below.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 5

Christiane Bergevin
Age: 47 1
Montreal, Québec
Canada
Director since 2009
Independent 2

Christiane Bergevin was appointed Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group (financial cooperative group) in August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held several executive and international finance positions with various SNC-Lavalin subsidiaries including as President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business Advanced Management Program.

Board 3/Committee Membership		Attendance		Attendance (Total)

Board		7 of 7	100%
Governance & Nominating		2 of 2	100%	11 of 11	100%
Health, Safety, Environment & Corporate Responsibility		2 of 2	100%

Note: • Ms. Bergevin was elected to the Board of Directors and appointed to the Governance & Nominating and HSECR Committees on April 29, 2009. Her attendance reflects all meetings held from April 29, 2009 to December 31, 2009.

Current Public Board Membership [4]			Current Board Committee Membership

None			N/A

Other Board Membership [5]			Other Board Committee Membership

Chambre de commerce du Montréal métropolitain			Human Resources

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	2,000	4,961	6,961	$133,651	Yes
2009	0	0	0	$0	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

Donald J. Carty, O.C.
Age: 63 1
Dallas, Texas
United States
Director since 2009
Independent 2

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid 2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Board 3/Committee Membership		Attendance		Attendance (Total)

Board		6 of 7	86%
Audit Human Resources		3 of 3 2 of 2	100% 100%	11 of 12	92%

Notes: • Mr. Carty was elected to the Board of Directors and appointed to the Audit and Human Resources Committees on April 29, 2009. His attendance reflects all meetings held from April 29, 2009 to December 31, 2009.
• Mr. Carty was unable to attend one Board meeting due to a schedule conflict.

Current Public Board Membership [4]			Current Board Committee Membership

Dell, Inc.			Nil
Barrick Gold Corp.			Audit, Compensation (Chair)
Hawaiian Holdings Inc.			Audit, Compensation
Gluskin Sheff & Associates, Inc.			Compensation, Nomination and Governance

Other Board Membership [5]			Other Board Committee Membership

Porter Airlines Inc. (Chairman)			Audit (Chair), Compensation
Virgin America Airlines (Chairman)
Southern Methodist University

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	10,000	4,723	14,723	$282,682	Yes
2009	0	0	0	$0	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

See footnotes on page 11.

6 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

William R.P. Dalton
Age: 66 1
Scottsdale, Arizona
United States
Director since 2005
Independent 2

William Dalton was Chief Executive of HSBC Bank plc (a British clearing bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.

Board 3/Committee Membership		Attendance		Attendance (Total)

Board		10 of 11	91%
Audit		8 of 8	100%	22 of 23	96%
Governance & Nominating (Chair)		4 of 4	100%

Note: • Mr. Dalton was unable to attend one Board meeting due to a schedule conflict. The meeting missed was not a regularly scheduled Board meeting.

Current Public Board Membership [4]			Current Board Committee Membership

TUI Travel plc			Audit, Remuneration
HSBC USA Inc.			Audit
HSBC Bank USA, National Association

Other Board Membership [5]			Other Board Committee Membership

Associated Electric and Gas Insurance Services (AEGIS)			Audit
AEGIS Managing Agency for Lloyds of London Syndicate 1225			Audit
United States Cold Storage Inc.
HSBC North America Holdings Inc.			Audit
HSBC National Bank USA

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	0	19,269	19,269	$369,965	Yes
2009	0	12,807	12,807	$139,084	Yes

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

Kevin S. Dunne
Age: 61 1
Tortola,
British Virgin Islands
Director since 2003
Independent 2

Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.

Board 3/Committee Membership		Attendance		Attendance (Total)

Board		11 of 11	100%
Health, Safety, Environment & Corporate Responsibility (Chair)		4 of 4	100%	18 of 18	100%
Reserves		3 of 3	100%

Current Public Board Membership [4]			Current Board Committee Membership

None			N/A

Other Board Membership [5]			Other Board Committee Membership

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	9,000	27,623	36,623	$703,162	Yes
2009	9,000	21,823	30,823	$334,738	Yes

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

See footnotes on page 11.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 7

Harold N. Kvisle
Age: 57 1
Calgary, Alberta
Canada
2010 Nominee
Independent 2

Harold Kvisle has been the President and Chief Executive Officer of TransCanada Corporation (oil and gas company) since May 2003 and of TransCanada PipeLines Limited ("TCPL") (pipeline company) since May 2001. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Board 3/Committee Membership		Attendance		Attendance (Total)

N/A		N/A		N/A

Current Public Board Membership [4]			Current Board Committee Membership

TransCanada Corporation			N/A
TransCanada PipeLines Limited			N/A
Bank of Montreal			Risk Review
ARC Energy Trust			Health, Safety and Environment (Chair)

Other Board Membership [5]			Other Board Committee Membership

Nature Conservancy of Canada			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	12,000	N/A	12,000	$230,400	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

John A. Manzoni
Age: 50 1
Calgary, Alberta
Canada
Director since 2007
Non-Independent 2

John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the 24 years prior to that, Mr. Manzoni held several senior strategic and operational leadership positions with BP plc (international integrated oil and gas company) and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc. Mr. Manzoni holds a Master of Science in Management degree from Stanford University and Master of Science (Petroleum Engineering) and Master of Science (Civil Engineering) degrees.

Board 3/Committee Membership			Attendance		Attendance (Total)

Board			11 of 11	100%
Executive			2 of 2	100%	17 of 17	100%
Health, Safety, Environment & Corporate Responsibility			4 of 4	100%

Current Public Board Membership [4]			Current Board Committee Membership

SAB Miller			Remuneration, Corporate Accountability and Risk Assurance

Other Board Membership [5]			Other Board Committee Membership

None			N/A

Securities Held

Year	Common Shares [6]	Performance Share Units (PSUs) [13]	Restricted Share Units (RSUs) [13]	Total Common Shares, PSUs and RSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [14]

2010	29,859	218,264	85,977	334,100	$6,414,720 [16]	Yes
2009	13,627	0	84,916	98,543	$1,070,177	Yes

Options Held [15]

Date Granted		Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

01-Apr-2009		31-Mar-2019	498,920	$13.255	498,920	$2,966,079
01-Apr-2008		31-Mar-2018	900,000	$18.02	900,000	$1,062,000
01-Sep-2007		31-Aug-2017	500,000	$18.225	500,000	$487,500

See footnotes on page 11.

8 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Lisa A. Stewart
Age: 52 1
Houston, Texas
United States
Director since 2009
Independent 2

Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners (oil and gas production company) in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and IPAA and is a registered professional engineer in Texas and Oklahoma.

Board 3/Committee Membership		Attendance		Attendance (Total)

Board		1 of 1	100%
Human Resources		1 of 1	100%	3 of 3	100%
Reserves		1 of 1	100%

Note: • Ms. Stewart was appointed to the Board of Directors and the Human Resources and Reserves Committees on December 11, 2009. Her attendance reflects all meetings held from December 11, 2009 to December 31, 2009.

Current Public Board Membership [4]			Current Board Committee Membership

None			N/A

Other Board Membership [5]			Other Board Committee Membership

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	0	702	702	$13,478	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

Peter W. Tomsett
Age: 52 1
West Vancouver,
British Columbia
Canada
Director since 2009
Independent 2

Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.

Board 3/Committee Membership		Attendance		Attendance (Total)

Board		1 of 1	100%
Human Resources		1 of 1	100%	3 of 3	100%
Health, Safety, Environment & Corporate Responsibility		1 of 1	100%

Note: • Mr. Tomsett was appointed to the Board of Directors and the Human Resources and HSECR Committees on December 11, 2009. His attendance reflects all meetings held from December 11, 2009 to December 31, 2009.

Current Public Board Membership [4]			Current Board Committee Membership

Equinox Minerals Ltd. (Chairman)			Audit, Compensation, HSE, Governance
Silver Standard Resources Inc. (Chairman)			Audit
North American Energy Partners Inc.			Compensation (Chair), Risk and HSE

Other Board Membership [5]			Other Board Committee Membership

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	0	667	667	$12,806	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

See footnotes on page 11.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 9

John D. Watson
Age: 64 1
Calgary, Alberta
Canada
Director since 2007
Independent 2

John Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation (oil and gas exploration and production company) from April 2002 until his retirement in February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (oil and gas exploration and production company and predecessor to EnCana Corporation) from June 1987 to March 2002. Mr. Watson holds a Bachelor of Arts degree and a Master of Business Administration degree and has been awarded the ICD.D designation by the Institute of Corporate Directors. Mr. Watson is also a Fellow of the Alberta Institute of Chartered Accountants.

Board 3/Committee Membership		Attendance		Attendance (Total)

Board		10 of 11	91%
Audit (Chair)		8 of 8	100%	21 of 22	95%
Reserves		3 of 3	100%

Note: • Mr. Watson was unable to attend one Board meeting due to a schedule conflict. The meeting missed was not a regularly scheduled Board meeting.

Current Public Board Membership [4]			Current Board Committee Membership

UTS Energy Corporation (Chairman)			Audit and Reserves, Nominating, Governance and Compensation

Other Board Membership [5]			Other Board Committee Membership

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	20,000	24,593	44,593	$856,186	Yes
2009	20,000	11,124	31,124	$338,007	Yes

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

Charles R. Williamson
Age: 61 1
Sonoma, California
United States
Director since 2006
Independent 2

Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.

Board 3/Committee Membership		Attendance		Attendance (Total)

Board (Chairman)		11 of 11	100%
Executive (Chair)		2 of 2	100%	17 of 19	89%
Reserves		1 of 2	50%
Governance & Nominating		3 of 4	75%

Note: • Mr. Williamson was unable to attend one Governance & Nominating Committee meeting and one Reserves Committee meeting due to schedule conflicts.

Current Public Board Membership [4]			Current Board Committee Membership

Weyerhaeuser Company (Chairman)			Executive
PACCAR Inc.			Compensation

Other Board Membership [5]			Other Board Committee Membership

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	0	56,527	56,527	$1,085,318	Yes
2009	0	29,881	29,881	$324,508	Yes

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

See footnotes on page 11.

10 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Charles M. Winograd
Age: 62 1
Toronto, Ontario
Canada
Director since 2009
Independent 2

Charles Winograd is currently the President of Winograd Capital Inc. (external consulting services and private investments company). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

Board 3/Committee Membership		Attendance		Attendance (Total)

Board		7 of 7	100%
Audit		4 of 4	100%	14 of 14	100%
Governance & Nominating		3 of 3	100%

Notes: • Mr. Winograd was elected to the Board of Directors and appointed to the Audit and Governance & Nominating Committees on April 29, 2009. His attendance reflects all meetings held from April 29, 2009 to December 31, 2009.

Current Public Board Membership [4]			Current Board Committee Membership

RioCan Real Estate Investment Trust			Nominating and Governance, Investment

Other Board Membership [5]			Other Board Committee Membership

RBC Dexia			Audit (Chair)
Tamir Fishman (Israel) (Chairman)
Mount Sinai Hospital			Business Development (Chair), Research
Winograd Capital Inc.
James Richardson & Sons, Limited

Securities Held

Year	Common Shares [6]	Deferred Share Units (DSUs) [7]	Total of Common Shares and DSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2010	0	5,826	5,826	$111,859	Yes
2009	0	0	0	$0.00	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

None

Notes:

1.
Ages are calculated as at March 1, 2010.

2.
Please see "Independence of Directors" as described on page 44 for details on the independence determinations applicable to each nominee listed.

3.
The 11 meetings held by the Board of Directors in 2009 included five regularly scheduled meetings and six special meetings.

4.
Refers only to issuers that are Canadian reporting issuers or the equivalent in a foreign jurisdiction.

5.
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

6.
Refers to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as provided by the nominee, as of March 2, 2009 and March 8, 2010, respectively, where applicable.

7.
Refers to the number of deferred share units ("DSUs") held by the nominee under the Deferred Share Unit Plan for non-employee directors (the "DSU Plan") as described on page 37, as of March 2, 2009 and March 8, 2010, respectively, where applicable. Directors are required to elect to receive a minimum of 40% of their annual Board retainer in DSUs.

8.
The "Total Amount at Risk" is determined by multiplying the number of Common Shares and/or DSUs/RSUs/PSUs held by the nominee as of March 2, 2009 and March 8, 2010, respectively, where applicable, by the closing share price of the Company's Common Shares traded on the Toronto Stock Exchange ("TSX") on March 2, 2009 and March 8, 2010, respectively, where applicable.

9.
Please see the "Director Share Ownership Policy" as described on page 36 for details on the value of Common Shares and/or DSUs each nominee is required to hold. Year 1 commences May 1, 2010 for Ms. Stewart, Mr. Tomsett and Mr. Kvisle.

10.
Refers to the number of unexercised options held by the nominee under the Director Stock Option Plan ("Plan") described on page 37, as of March 8, 2010. No stock options have been granted to non-executive directors since 2003. As a result of the current compensation structure for non-executive directors, the Company does not intend to grant further stock options under this Plan.

11.
The "Exercise Price" is the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option was granted.

12.
The "Value of Unexercised Options" is determined by multiplying the number of unexercised options held by each nominee as of March 8, 2010 by the difference between the closing price of the Company's Common Shares traded on the TSX on March 8, 2010 and the exercise price of such options.

13.
Refers to the number of restricted share units ("RSUs") and performance share units ("PSUs") held by Mr. Manzoni under the Restricted Share Unit Plan as described on page 23 and the Performance Share Unit Plan as described on page 21, as of March 2, 2009 and March 8, 2010, respectively, where applicable. Mr. Manzoni did not receive compensation for his services as a director and is not entitled to receive DSUs under the Deferred Share Unit Plan.

14.
Please see the "Executive Share Ownership Guidelines" as described on page 23 for details on the value of Common Shares and/or RSUs Mr. Manzoni is required to hold.

15.
Refers to the number of unexercised options held by Mr. Manzoni under the Employee Stock Option Plan described on page 38, as of March 8, 2010.

16.
The number of PSUs that vest are dependent upon the achievement of performance metrics against predetermined targets, measured over a three-year period. The value shown is based on PSUs granted but not yet vested.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 11

In October 2008, John Watson resigned from his role as a director of Nortel Networks Corporation and Nortel Networks Limited. In January 2009, Nortel Networks Corporation and Nortel Networks Limited obtained an order from the Ontario Superior Court of Justice for creditor protection pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada).

Appointment of Auditor

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditor of the Company, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. Ernst & Young LLP or its predecessor has been the auditor of the Company or its predecessor since 1982.

Special Business – Amendment to By-Law No. 1

Background

On March 3, 2010, the Board approved two housekeeping amendments to the Company's By-Law No. 1 (the "By-Law"). Pursuant to the Canada Business Corporations Act, the amendments will cease to be effective unless they are confirmed by resolution passed by a simple majority of the shareholders at the Meeting.

The first amendment is to Section 4.5 – Quorum. This amendment aligns the By-Law with recent corporate governance best practices and the requirements of various institutional shareholders. The amendment increases the minimum quorum of directors at a meeting of directors from five directors to fifty percent of the directors.

The second amendment is to Section 4.6 – Votes to Govern. This amendment also aligns the By-Law with recent corporate governance best practices and the requirements of various institutional shareholders. The amendment eliminates the Chairman's entitlement to a second or a "casting" vote if there are an equal number of votes in favour and opposed to a proposition being acted on at a meeting of the directors.

The full text of the By-Law, as amended by the foregoing amendments, is set out in Schedule B of this Circular.

Proposed Resolution

At the Meeting, shareholders will be asked to pass the following resolution:

  BE IT RESOLVED that the amendments to By-Law No. 1 described in the Company's Management Proxy Circular dated March 8, 2010 (the "Circular") are hereby confirmed and, accordingly, the by-law set out in Schedule B of the Circular is hereby confirmed as By-Law No. 1 of the Company.

Board and Management Recommendation

The Board of Directors has determined that the amendments above are in the best interests of the Company. The Board unanimously recommends that shareholders vote in favour of the resolution.

12 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

COMPENSATION DISCUSSION & ANALYSIS

Introduction

This Compensation Discussion & Analysis ("CD&A") describes compensation programs applicable to Executive Officers of Talisman. For the purposes of this CD&A, "Executive Officers" means the President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, and all other Executive Vice-Presidents. "Executive compensation" means base salary, short-term and long-term incentives, benefits, and other compensation.

This CD&A is organized to describe:

•
Talisman's approach to executive compensation;

•
The process for reviewing executive compensation;

•
The roles and responsibilities of the Human Resources Committee ("HRC") of the Board of Directors in determining and approving executive compensation;

•
Fixed and performance-based elements of executive compensation; and

•
Executive compensation decisions made during or in relation to 2009, relative to the performance of Talisman and individual Executive Officers.

Compensation Philosophy & Plan Design

Talisman's compensation programs are designed to pay for performance and to support the Company's overall business strategy as outlined on page 16. The executive compensation philosophy is to reward Executive Officers commensurate with the success of the Company, execution of Talisman's strategy, and personal achievements.

In keeping with this philosophy, the main objectives of Talisman's compensation programs are to:

•
Attract, retain and motivate high quality executives to drive organizational success and long-term shareholder value creation, with appropriate consideration of risk;

•
Develop a sense of proprietorship, thereby encouraging all employees to act in the best interests of the Company;

•
Build in flexibility to accommodate the cyclical nature of the oil and gas business;

•
Align programs to business needs, structure, and culture; and

•
Pay for performance and contribution through the attainment of goals and objectives.

Talisman's compensation plans are designed to reward employees and Executive Officers at a market competitive level relative to corporate and individual performance achievements. Corporate performance is measured by achievement of safety, financial, operational, environmental and strategic goals. Individual performance is evaluated based on achievement of personal performance goals, leadership (including technical leadership), and demonstration of Talisman's values. Talisman's values emphasize safety, passion, bias for results, respect, excellence, teamwork, and honest communication. Through individual goal setting and performance reviews involving the HRC, Executive Officers establish a clear line of sight between individual contributions, organizational success, and the impact on compensation.

Executive Officers have both fixed and performance-based elements of compensation. Programs are intentionally designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman's performance culture. This provides Talisman with financial flexibility and individuals with an incentive to outperform expectations. Executive Officers generally receive greater than target compensation in times when Talisman exceeds performance goals. By having elements of compensation subject to performance, Executive Officers receive less compensation if Talisman does not achieve its goals.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 13

Human Resources Committee

The HRC oversees Talisman's executive compensation program. The HRC has, as part of its mandate, responsibility for the design and competitiveness of Talisman's executive compensation and benefits programs and for the level of compensation of the Executive Officers of Talisman. The HRC reviews Executive Officer performance achievements against corporate goals and objectives, ensuring executive compensation is consistent with Talisman's executive compensation principles, corporate strategy, shareholder interests, and governance practices. Specifically, the HRC:

•
Reviews and recommends to the Board for approval:

•
The compensation and benefit programs, including incentive and equity-based compensation plans of Talisman and its subsidiaries.

•
In relation to the compensation of the Chief Executive Officer:

•
Reviews the employment agreement of the Chief Executive Officer;

•
Reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's compensation and evaluates his performance; and

•
Determines and approves the Chief Executive Officer's compensation level based on the evaluation.

•
In relation to the compensation of Executive Officers:

•
Reviews the employment agreements of the Executive Officers;

•
Evaluates each Executive Officer's performance in light of goals and objectives; and

•
Determines and approves compensation for the Executive Officers of Talisman.

In 2009, the HRC conducted all of the mandated activities listed above in accordance with a predetermined workplan. The HRC also undertook other activities, which included:

•
reviewing and recommending to the Board for approval a new long-term incentive program for the Company, and specifically, a global performance share unit plan ("PSU Plan") (see page 21);

•
reviewing the appointment of three new Executive Officers; and

•
reviewing the Company's leadership, talent management and succession programs.

Also in 2009, the name of the Committee was changed from the Management Succession and Compensation Committee to the Human Resources Committee.

Independence & Experience

To ensure the effectiveness of Board oversight in determining executive compensation, all members of the HRC are independent. Only one member of the HRC (20%) presently serves as a Chief Executive Officer of another company. The HRC holds in camera sessions without management present at all Committee meetings (refer to page 46 for more details). Members of the HRC have relevant education and experience pertaining to their responsibilities for executive compensation (refer to pages 6 to 11 for more details).

Annual Compensation Review Process

Executive Officer compensation is reviewed on an annual basis, involving a detailed review of corporate and individual performance and market compensation data. The HRC reviews base salaries, variable pay and long-term compensation elements, individually and as a whole (that is, it considers "total compensation" in its entirety). This "annual compensation review process" is also followed when establishing compensation for newly appointed Executive Officers.

14 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Competitive Market Analysis

The HRC reviews compensation practices in peer organizations when establishing compensation levels for Executive Officers. Talisman selects its peer companies with the following attributes:

•
A presence in oil and gas exploration and production;

•
Canadian operations or headquarters, facilitating compensation design and performance comparisons;

•
International operations, recognizing the broader talent market for executive roles and reflecting international challenges and complexities similar to Talisman; and

•
Consideration for revenue, assets, market capitalization, and size relative to Talisman.

The following peer companies were used in the competitive market analysis for 2009 compensation of Talisman's Executive Officers:

Canadian Energy Peers	International Energy Peers

Enbridge Inc.	Anadarko Petroleum Corporation

EnCana Corporation	Apache Corporation

Husky Energy Inc.	Chesapeake Energy Corporation

Imperial Oil Limited	Devon Energy Corporation

Nexen Inc.	El Paso Corporation

Petro-Canada	EOG Resources, Inc.

Suncor Energy Inc.	Hess Corporation

TransCanada Corporation	Marathon Oil Corporation

Murphy Oil Corporation

Occidental Petroleum Corporation

Williams Companies, Inc.

XTO Energy Inc.

These peer companies are selected because they are independent organizations similar to Talisman in terms of industry, size and complexity. Many of these companies have executive positions similar to those within Talisman and reflect the combined domestic and international scope of responsibilities required at the executive level, also reflecting the broader market in which Talisman competes for executive talent and capital. The HRC may add or remove companies from the peer group, from time to time, to better reflect the competitive environment. The competitive market analysis involves comparing similar positions in the peer companies to each Executive Officer.

The HRC directs management to gather executive compensation data from proxy disclosure circulars and third party sources. This includes, but is not limited to, independent industry and national compensation surveys, such as those conducted by Mercer and Towers Watson. Compensation data, including base salaries, variable compensation, and long-term incentives, are collected, analyzed, and summarized. A recommendation is then submitted to the HRC for review. The HRC reviews this material in its deliberations and has full discretion with respect to final decisions on executive compensation. The HRC may engage consultants and legal advisors, as required, to gather information and deliver independent opinions and advice on various subjects, including executive compensation, securities law and compensation disclosure practices.

Context for Decision-Making

Market data are not the only factors considered by the HRC in determining compensation levels for Executive Officers. Overall corporate results, together with each Executive Officer's individual performance results for the prior performance year, influence the HRC's final determination of executive compensation.

The President and Chief Executive Officer provides the HRC with additional context, offering assessment on individual performance of the other Executive Officers. The HRC finalizes decisions on all executive compensation elements in the first quarter of the year, at the same time that annual financial results are reviewed by the Board of Directors. This ensures that a holistic view of performance and of compensation is taken.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 15

Determining Executive Compensation

Talisman links executive compensation to the Company's performance against both strategic and operating targets.

Corporate Strategy

With respect to strategy, the HRC considers executive compensation in light of Talisman's business strategy which in turn encompasses the following three elements:

1.
Establish long-term profitable growth.

Management believes that shale gas development in North America is the main near-term growth engine for the Company, augmented by activities in Southeast Asia.

2.
Reposition the international exploration portfolio for renewal.

Talisman's international exploration portfolio is directed toward high-impact prospects, which, if successful, will support the ongoing renewal of the Company.

3.
Focus the portfolio to generate cash for reinvestment.

Talisman intends to maximize the value of existing assets, through efficient operations, in order to generate cash for growth opportunities elsewhere in the portfolio. Non-strategic mature assets will be sold to both focus the portfolio and generate cash to accelerate the strategy.

Talisman continues to view safe operations as a top priority. Its objective is to be a top quartile performer in this area which it views as a significant risk mitigation strategy.

The alignment of executive compensation to operating targets is considered by the HRC in conjunction with Talisman's annual operating plan cycle. More specifically, the Board of Directors approves an operating plan in December of each year, which sets out:

•
The capital budget for the following year;

•
Economic and pricing assumptions;

•
Expected outcomes and risks; and

•
Performance contracts for senior management.

The operating plan is updated throughout the year but the objectives (which are reflected in the performance contracts) establish a benchmark for evaluating executive performance and establishing a corporate multiplier for variable pay.

The performance contract for the President and Chief Executive Officer reflects the corporate objectives for the year. The performance contracts of the Executive Vice-Presidents cascade from these overall objectives. Similarly, management below the level of Executive Vice-President also have annual performance contracts. The performance contracts of the President and Chief Executive Officer and all Executive Vice-Presidents for 2009 were reviewed and approved by the HRC on December 9, 2008.

The HRC considers these targets when evaluating performance and determining the variable component for compensation. However, the HRC also recognizes that changes in the economic environment, actions by competitors, drilling results and other factors during the year may require deviation from the original plan. The response of management to these changes and challenges is evaluated in addition to other qualitative factors.

The performance contracts of the President and Chief Executive Officer contain objectives related to:

•
Health Safety & Environment (20% weighting)

•
reducing lost time injury frequency (LTIF) and recordable injury frequency (RIF)

•
leadership

•
support and participation in the development of management systems

16 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

•
Key Business Metrics (40% weighting)

•
operating targets (e.g. production, proved reserve additions)

•
financial targets (e.g. net income, free cash flow, capital spending, unit operating costs)

•
efficiency measures (e.g. finding and development costs)

•
Strategic Initiatives (40% weighting)

•
continue to drive execution of new strategic direction

•
consider and implement portfolio actions which strengthen Talisman's long-term sustainability

•
continue to build organizational capacity and capability

At its March 2, 2010 meeting, the HRC determined that substantially all of the objectives set out in the 2009 operating plan and performance contracts were met during the year. The HRC noted the following accomplishments:

Health, Safety & Environment

✓
41% reduction in LTIF and
30% reduction in RIF over 2008

✓
Improvements in safety management

Key Business Metrics

✓
Production averaged approximately 425,000 boe/d which is within the estimated range for the year, adjusted for asset sales.

✓
The Company replaced 112% of production in 2009 through drilling and non-price revisions, with 173 mmboe of proved reserve additions, excluding the impact of asset sales.

✓
The Company cut capital spending relative to 2008 levels, reflecting the uncertain commodity price environment and to maintain financial flexibility. The Company took advantage of this flexibility to accelerate the strategy, investing in high quality shale acreage in North America and establishing a new international exploration area in Papua New Guinea.

✓
Unit operating costs came in lower than planned.

✓
Proved reserve replacement cost in 2009 was 43% lower than 2008 and 25% lower than the Company's three-year rolling average.

Strategic Initiatives

✓
The Company added substantial amounts of shale acreage and restructured its business in North America.

✓
The Company announced it would commence commercial development of the Pennsylvania Marcellus shale and parts of the Montney shale.

✓
Talisman added a new international exploration area and had exploration success in the North Sea, Colombia and Peru.

The Company launched a leadership development program and a new performance management system.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 17

Executive Compensation Elements

The summary chart below describes the key objectives for each executive compensation element and the relative Pay Mix 1. The sections that follow describe these elements in further detail.

1.
"Pay Mix" refers to the relative combination of three key elements – base salary, variable pay, and long-term incentives. Target Pay Mix for the President & CEO and Executive Vice-Presidents is depicted to the right of the summary table above. As demonstrated, compensation is more heavily weighted towards 'at risk' than fixed compensation. This positioning supports the Company's guiding principle of placing a significant portion of pay at risk, linking executive rewards with the achievement of business objectives.

2.
"Target Total Cash" refers to the combination of base salary and target variable pay and is the basis on which market competitiveness is evaluated. Total cash compensation is targeted such that top quartile pay is provided for top quartile performance. Conversely, total cash compensation is structured to be below target levels when performance falls short of objectives.

18 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Base Salary

Base salary provides a fixed level of income to Executive Officers. When making base salary decisions, an Executive Officer's skills, relevant experience, level of contribution to Talisman, and overall performance is assessed.

Executive base salaries are targeted at the top quartile of similar positions in peer companies. This target positioning has been established to achieve the following key objectives:

•
Attract and retain high quality Executive Officers; and

•
Promote a high performance culture, where above-average performers will generally see base salaries at or greater than the seventy-fifth percentile of peers.

In addition to providing a fixed element of compensation, base salaries are linked to other compensation elements, including short-term and long-term incentives. Target short-term and long-term incentives are often expressed and derived as a percentage of base salary. In view of this direct relationship, the HRC reviews all elements of an individual Executive Officer's compensation at the same time.

Variable Pay Plan Overview

Variable pay is a key element of compensation necessary to keep an Executive Officer's total cash compensation at a market competitive level. The variable pay plan is designed to link an Executive Officer's impact on corporate and individual performance to actual variable payments. By offering competitive base salaries and variable pay, Talisman's Executive Officers share in the risks and rewards of financial, operational, strategic, and individual success. Refer also to "Determining Executive Compensation" on page 16.

Key objectives of Talisman's Variable Pay Plan are intended to:

•
Align executive performance with the achievement of annual goals and objectives;

•
Ensure a sense of accountability for Executive Officers;

•
Reward performance contributions relative to leadership, financial results and operational achievements; and

•
Provide opportunities for Executive Officers to share in Talisman's success.

Variable pay opportunities range from 0% to 200% of target. Total cash compensation is targeted at the top quartile of energy peers. Actual total cash compensation received by Executive Officers may exceed or fall short of targets based upon Company performance outcomes. Variable pay in respect of the current year's performance is paid in a lump sum in April of the following year after a full assessment by the HRC of corporate and individual results.

The variable pay targets, opportunity ranges, and relative weightings for the most recently completed performance year are as follows:

	Variable Pay		Weighting on Results [1]

Position	Target (as a % of base earnings)	Opportunity Range (as a % of base earnings)	Corporate	Individual

President and Chief Executive Officer	100%	0% – 200%	70%	30%

Executive Vice-Presidents	60%	0% – 120%	50%	50%

1.
Refer to page 16 for details on how executive compensation is linked to Talisman's performance.

2009 Variable Pay Plan Awards

In determining variable payout amounts, the HRC conducts a thorough assessment of all business and individual performance results, a qualitative evaluation of strategic leadership and considers the overall business environment. Performance goals and objectives contained in the performance contracts of the Executive Officers allow the Board to set expectations of the Executive Officers; however, they are not designed to be used as a scorecard for the purposes of calculating variable payments of Executive Officers. Please refer to "Determining Executive Compensation" on page 16. The HRC also considers the broader economic environment and associated challenges and opportunities in which the business is operating. In this way, flexibility and reasonable decision-making is preserved as Executive Officers can be rewarded for capitalizing on opportunities that arise during the year and their ability to avoid or minimize negative impacts resulting from changing market conditions. As all of these aspects are significant,

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 19

performance is viewed holistically when determining final variable payout amounts. Acting in the best interests of the Company, the HRC has authority to appropriately adjust variable payments upward or downward based on the outcome of these assessments.

In recognition of the corporate achievements highlighted previously and their assessment of each Executive Officers' individual performance, the HRC approved the 2009 variable payment as outlined on page 25 of this Circular.

Long-term Incentives

Long-term incentives are an integral component of Talisman's overall compensation strategy, focusing on creating long-term shareholder value and Company performance. The key objectives of Talisman's long-term incentive program are to:

•
Align long-term interests of Executive Officers, with those of shareholders;

•
Develop a sense of proprietorship among Executive Officers; and

•
Focus Executive Officers on long-term corporate strategy.

In 2009, Talisman changed how it delivers long-term incentive compensation to its Executive Officers. Previously, long-term incentive compensation consisted entirely of stock options. The new Long-term Incentive Program ("LTIP") is 50% weighted to stock options and 50% weighted to performance share units ("PSUs").

The long-term incentive value granted to each Executive Officer is expressed as a targeted percentage of base salary. This is consistent with reporting methodologies used in independent surveys and publicly-disclosed compensation data. Decisions with respect to 2009 long-term incentive grants for Executive Officers were made consistent with the objectives and processes described below, and the Pay Mix illustrated on page 18.

Context for Granting Long-Term Incentives

The Board of Directors has delegated the responsibility for reviewing and approving the granting of stock options and PSUs to the HRC. The HRC's decision to award a long-term incentive grant is determined at the same time as decisions for other compensation elements in the first quarter of the year (as described in the "Annual Compensation Review Process" on page 14). After deciding that it is appropriate to award a long-term incentive grant, the HRC approves a resolution which, among other things:

•
Sets out the number of stock options and PSUs to be granted to the Chief Executive Officer and the Executive Vice-Presidents; and

•
Sets out the parameters of and authorities for approving other stock option and PSU grants throughout the year for existing and newly appointed Executive Officers.

As part of Talisman's philosophy of rewarding Executive Officers commensurate with the performance of Talisman, long-term incentives comprise a significant portion of Pay Mix.

Stock Options (Option-Based Awards)

The HRC determines the future date of grant and defines the method by which the exercise price of the stock options will be determined. In doing so, there is no discretion in determining the exercise price of stock options. Pursuant to the terms of Talisman's Employee Stock Option Plan ("ESOP"), the exercise price may not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which the option was granted.

The quantity of options granted depends on the fair market value of the Common Shares on the date of the grant (exercise price), and an estimated growth factor of Talisman's Common Shares over the life of the option. The latter requires a Binomial Lattice Option Pricing Model calculation, computed by independent consulting firms, which includes assumptions for yield, volatility, option term, expected life, risk-free interest rate, and vesting period. The number of options that may be granted to any one individual shall not exceed 5% of the total number of Common Shares outstanding at the date of adoption of the ESOP.

Stock options are intended to be market competitive and forward-looking; they are not granted to reflect or reward prior year performance. As such, previous option-based awards are not taken into account when considering new grants. Options generally vest after three years and expire on the 10th anniversary of issuance.

20 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Stock options include a cash payment feature that provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from Talisman. The cash payment is based on the number of options surrendered for cancellation, multiplied by the amount by which the market price (determined based on market trades on the immediately preceding day) of the Common Shares at the time of surrender exceeds the grant price of the option. The inclusion of the cash payment feature enables Talisman to provide similar benefits to optionholders with less dilution in Common Shares, to the extent that optionholders use this feature. Cash payments made by Talisman to stock optionholders are effectively equal to the stock option expense that has been accrued and, thus, are deductible by Talisman for income tax purposes, making these plans more cost-effective.

Talisman's Long-term Incentive Program does not provide mechanisms by which executives can monetize unvested equity awards.

Performance Share Units (Share-Based Awards)

In March 2009, the Board of Directors approved the PSU Plan. The PSU Plan applies to all Talisman employees, including Executive Officers. The purposes of the PSU Plan are to:

•
Further strengthen the link between compensation and performance;

•
Promote a further alignment of interests between employees and shareholders of the Company; and

•
Retain employees who have the knowledge, experience and expertise required by the Company.

The PSU Plan is strictly performance-based and intended to reward employees for achievement of the Company's performance against specific corporate goals and objectives. As previously noted, PSUs constitute 50% of an employee's long-term incentive compensation (stock options make up the remaining 50%). The quantity of PSUs granted depends on the fair market value of the Common Shares on the date of the grant. The PSUs granted in 2009 vest at the end of a three-year performance cycle subject to the Company's achievement of specific performance criteria. The number of PSUs that vest are dependant upon the achievement of performance metrics against predetermined targets, measured over a three-year period. The vesting performance factor can range from 0% – 150% of the number of PSUs granted. Participants in the PSU Plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as "dividend equivalent PSUs"). Any PSUs that are not vested are forfeited at the end of the performance cycle.

The HRC approved the following metrics related to 2009 PSU grants:

•
Recycle ratio 1;

•
Reserves replacement ratio 2; and

•
Exploration resource adds.

The metrics listed above are intended to be transparent to the participants in the plan as well as to the market. In approving the performance metrics, the HRC determined that Reserves Replacement Ratio, as a short-to-medium term growth metric, was appropriately balanced by exploration resource additions, which focuses on longer term exploration success and renewal. The HRC also determined that a profitability metric should be included, with recycle ratios being an efficiency metric that incorporates controllable elements of Talisman's business. All metrics are measured on a three year average basis to address the uneven cycle of longer term international projects.

The three metrics will be balanced when determining the final PSU vesting percentage. Together, reserves replacement ratio and exploration resource additions will account for approximately half of the total, and the other half will be directionally weighted to recycle ratio. These weightings are intended to show the relative importance of each metric to Talisman's overall business success. Weightings are flexible to allow the HRC to reflect external economic factors or internal business changes.

1.
Recycle ratio is calculated by dividing Talisman's pre-tax netback by reserve replacement costs. Reserve replacement costs are in turn calculated by dividing exploration and development capital by reserves additions.

2.
Reserves replacement ratio is defined as the total proved reserves additions and revisions divided by the production in that year.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 21

The metrics and targets for 2009 PSU grants are provided graphically below:

The vesting range for reserves replacement ratio is 0% up to a replacement ratio of 0.75, increasing in a linear fashion to the threshold level of 100% for a reserves replacement ratio of 1.3, and further increasing in a linear fashion to 150% for a reserves replacement ratio of 1.6. The reserves replacement ratio is measured on a three-year rolling average.

Vesting Percentage for Reserve Replacement

Vesting Percentage for Exploration Resource Additions

The vesting percentages for the exploration resource additions range from 0% if no contingent resources are added, to a maximum of 150% with the addition of 150 million barrels of oil equivalent (mmboe). The 100% target is set at 120 mmboe per year. As resource additions can be variable, a rolling three-year average will be used.

Vesting Percentage for Recycle Ratio

A recycle ratio of 1.0 represents 50% achievement of the target. The threshold recycle ratio (for 100% vesting) is 1.5 and the 150% target is set at 1.8. The recycle ratio will be measured on a three-year rolling average normalized for price.

PSUs (including dividend equivalent PSUs) become vested PSUs subject to the HRC's determination that the performance metrics described above have been satisfied.

Benefits, Savings & Pension

Executive Officers are eligible for Company-paid benefits, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental, provincial health care, and pension plans. Pensions are intended to recognize service with Talisman, providing an income during retirement when the Executive Officer is no longer earning income from employment (refer to page 28 for specific details on pension arrangements). In addition to the above Company-provided benefits, Executive Officers may contribute a percentage of their base salary and variable pay to Talisman's Savings Plan. These contributions are matched by Talisman up to a maximum of 5%.

Perquisites

Executive Officers are eligible to receive direct or indirect personal benefits which are not generally available to all employees. Executive Officers receive perquisite values competitive with similar positions in the compensation peer group. Perquisites include a

22 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

vehicle allowance, club membership, financial planning assistance, and parking. Perquisites are reviewed periodically in order to remain competitive. While perquisites generally comprise a relatively small percentage of overall total compensation, it is a prevalent practice among Talisman's peer group to maintain some level of perquisites.

Restricted Share Units (Share-Based Awards)

In September, 2007, the Board of Directors approved the "Restricted Share Unit Plan for Eligible Executives of Talisman Energy Inc." ("RSU Plan"). The HRC will approve grants of restricted share units ("RSUs") on a select basis to attract and/or retain executives with the knowledge, experience, and expertise required by Talisman. The RSU plan is not an annual component of an executive's compensation package.

RSUs are notional share equivalents with the value of the Company's underlying Common Shares. RSUs fully vest after a period of up to three years, commencing on the grant date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs").

RSUs are redeemed in cash at the end of the vesting period based on the fair market value, defined as the average of the closing prices of the Common Shares on the TSX over the previous five trading days, multiplied by the number of RSUs held by the participant.

The RSU Plan provides that if a participant voluntarily resigns or is terminated for cause during the vesting period, the RSUs will be cancelled and no payment will be made. In the event of a change in control prior to the end of the vesting period, all RSUs and dividend equivalent RSUs in respect thereof vest on the date of such change in control.

Termination & Change in Control Benefits

Employment contracts contain change in control and termination provisions designed to retain Executive Officers in certain circumstances and promote continuity of management. Employment contracts allow for the payout of severance benefits to an executive if his or her employment is terminated within one year following the occurrence of specified events. The practice of including change in control provisions in executive employment contracts is consistent with industry peers and is influential in attracting and retaining executive talent. Refer to page 30 for more details on "Employment Contracts & Termination Arrangements".

Executive Share Ownership Guidelines

Talisman has executive share ownership guidelines to support Talisman's belief that share ownership aligns the interests of various officers with shareholders. In calculating ownership, the aggregate value of Common Shares owned (including beneficial ownership), and the value of all unvested RSUs is included. The value of exercisable stock options and PSUs is not included in the calculation.

Individuals are provided up to five years from the implementation of the amended guideline, or from his or her appointment to an executive position, whichever is later, to reach the minimum required level of ownership. In determining the executive's ownership position, the market value of Talisman's Common Shares, using the closing price on the TSX on the last trading day of the year, is used. The following table outlines the share ownership guidelines:

Position	Required Share Ownership

President and Chief Executive Officer	3x annual base salary

Executive Vice-Presidents	2x annual base salary

Refer to page 28 for specific ownership levels of Executive Officers.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 23

Performance and Trends in Executive Compensation

The following graph shows the performance of Talisman's Common Shares compared to the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production and the S&P 500 Oil and Gas Exploration and Production indices for the period December 31, 2004 to December 31, 2009. The graph assumes that all dividends are reinvested.

	At December 31 [1]						Average Annual
$100 Investment In Base Period	2004	2005	2006	2007	2008	2009	Return

Talisman Common Shares [2]	100.00	190.94	185.53	173.88	116.62	190.88	13.8%

S&P/TSX Composite Total Return Index	100.00	124.02	145.15	159.32	107.74	144.74	7.7%

S&P/TSX Oil & Gas E & P Total Return Index	100.00	173.30	175.70	193.18	136.23	192.41	14.0%

S&P 500 Oil & Gas E & P Total Return Index [3]	100.00	160.75	168.62	206.88	166.83	203.28	15.2%

1.
Or last business day of the year.

2.
Assumes dividends are reinvested.

3.
US funds, as published by S&P.

In keeping with Talisman's executive compensation principles, a significant portion of Executive Officers' pay is at risk. The 2009 variable pay for Executive Officers was assessed at the high end of the payout range. This is a result of strong corporate performance during the year as reflected in the Company's total shareholder return performance relative to industry peers. A significant portion of an individual Executive Officer's target compensation is in the form of long-term incentives, the value of which is proportional to any increase (or decrease) in the Common Share price. This creates a correlation between Common Share performance and actual value gained by the individual. Further, the metrics used to assess the Performance Share Units have a strong positive correlation to Company performance.

24 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

EXECUTIVE COMPENSATION

The following executive compensation tables summarize, for the periods indicated, the compensation of Talisman's Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, and each of the three most highly compensated other Executive Officers for the year ended December 31, 2009. In accordance with applicable securities legislation, compensation pertaining to the former Executive Vice-President, North American Operations is also disclosed. Collectively, these individuals are referred to as the Named Executive Officers ("NEOs"). Figures are reported in Canadian dollars unless otherwise specified.

Summary Compensation Table

	Year	Salary ($)	Share- Based Awards [1] ($)		Option- Based Awards [2] ($)	Non-Equity Annual Incentive Plan Compensation [3] ($)	Pension Value ($)	All Other Compensation [4] ($)		Total Compensation ($)

Named Executive Officers

John A. Manzoni	2009	1,272,000	2,158,347		2,142,672	2,289,600	617,300	197,592	[5]	8,677,511
President and Chief Executive Officer	2008	1,254,000	–		5,027,580	1,341,780	1,000,400	192,581		8,816,341

L. Scott Thomson	2009	630,000	788,603		782,866	680,400	199,800	97,636		3,179,305
Executive Vice-President, Finance and Chief Financial Officer	2008	315,000	1,000,000	[6]	1,776,616	207,900	188,100	76,805		3,564,421

A. Paul Blakeley	2009	603,750	694,721		689,673	652,050	326,300	49,113		3,015,607
Executive Vice-President, International Operations (East)	2008	541,600	–		1,497,102	341,208	586,800	110,779		3,077,489

Richard Herbert Executive Vice-President, Exploration	2009	516,667	500,000	[7]	1,748,408	558,000	228,300	616,275		4,167,650

Paul R. Smith Executive Vice-President, North American Operations	2009	520,417	508,121	[8]	1,759,543	562,050	169,100	607,746		4,126,977

Other Named Executive Officers in 2009

Ronald J. Eckhardt [9]	2009	630,000	788,603		782,866	378,000	159,500	55,294		2,794,263
Former Executive Vice-President, North American Operations	2008	614,025	–		1,687,032	386,836	372,700	59,117		3,119,710

1.
The valuation ratio used to calculate grant date value for PSUs is 0.75. This reflects the performance conditions attached to vesting and a risk of forfeiture. The value of the PSU award is based on the number of PSUs granted multiplied by the valuation ratio and the average high and low trading prices of the Company's Common Shares on the TSX during the five trading days immediately prior to the grant date.

2.
Option-based award values reflect the grant date fair market value using the Binomial Lattice Option Pricing Model. In 2009, a binomial factor calculated by an independent consulting firm of 0.324 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 31.98%; Yield = 1.26%; Vesting = 3 year cliff; and a yield curve based on prevailing 2009 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

3.
Amounts shown are variable payments related to the performance year indicated, paid the following April.

4.
Includes the value of the Company's Savings Plan, life insurance premiums paid by the Company and, for Richard Herbert and Paul R. Smith, signing bonuses. Except for John A. Manzoni, the perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary of the Named Executive Officers.

5.
For John A. Manzoni, the amount includes $19,143 for financial planning and a $21,432 taxable benefit for his vehicle allowance.

6.
Amount shown represents the value of 78,750 RSUs granted to L. Scott Thomson upon hire July 1, 2008.

7.
Amount shown represents the value of 45,126 RSUs granted to Richard Herbert upon hire March 1, 2009.

8.
Amount shown represents the value of 45,126 RSUs granted to Paul R. Smith upon hire March 1, 2009 and includes the value of 811 PSUs granted upon his appointment as Executive Vice-President, North American Operations on August 17, 2009.

9.
Effective September 1, 2009, Ronald J. Eckhardt resigned as Executive Vice-President, North American Operations, and was no longer an Executive Officer of the Company. As at December 31, 2009, Ronald J. Eckhardt was still an employee of the Company, as he continued to work during a transition period.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 25

Incentive Plan Awards

Outstanding Share-Based Awards & Option-Based Awards

The following table outlines the outstanding share-based and option-based awards as at December 31, 2009.

	Share-Based Awards		Option-Based Awards

	Number of Shares or Units of Shares that have not vested [1] (#)	Market or Payout Value of Share-Based Awards that have not vested [2,3] ($)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money options [4,5] ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	304,241	5,990,506	500,000 900,000 498,920	18.225 18.02 13.255	August 31, 2017 March 31, 2018 March 31, 2019	732,500 1,503,000 3,210,550

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	125,555	2,472,188	254,260 182,290	22.54 13.255	June 30, 2018 March 31, 2019	0 1,173,036

A. Paul Blakeley Executive Vice-President, International Operations (East)	70,254	1,383,301	180,000 135,000 195,000 201,000 268,000 160,590	8.561 14.018 19.69 20.345 18.02 13.255	March 11, 2014 March 8, 2015 March 8, 2016 April 1, 2017 March 31, 2018 March 31, 2019	2,003,202 765,675 0 0 447,560 1,033,397

Richard Herbert Executive Vice-President, Exploration	45,690	899,647	465,200	11.60	March 1, 2019	3,763,468

Paul R. Smith Executive Vice-President, North American Operations	46,506	915,701	465,200 1,875	11.60 18.33	March 1, 2019 November 15, 2019	3,763,468 2,550

Other Named Executive Officers in 2009

Ronald J. Eckhardt Former Executive Vice-President, North American Operations	79,748	1,570,237	97,200 97,650 153,000 360,000 261,000 210,000 233,000 302,000 182,290	6.506 7.192 6.602 8.561 14.018 19.69 20.345 18.02 13.255	March 15, 2011 March 12, 2012 March 6, 2013 March 11, 2014 March 8, 2015 March 8, 2016 April 1, 2017 March 31, 2018 March 31, 2019	1,281,528 1,220,462 2,002,515 4,006,400 1,480,305 0 0 504,340 1,173,036

1.
Aggregate number of PSUs and RSUs held as at December 31, 2009, including dividend equivalent PSUs and dividend equivalent RSUs.

2.
Market or payout value of PSUs that have not vested is determined by multiplying the number of unvested PSUs, including dividend equivalent PSUs, by the target performance multiplier and the closing price per share of the Company's Common Shares on the TSX on December 31, 2009 ($19.69).

3.
Market or payout value of RSUs that have not vested is determined by multiplying the number of unvested RSUs, including dividend equivalent RSUs, by the closing price per share of the Company's Common Shares on the TSX on December 31, 2009 ($19.69).

4.
For Mr. Blakeley, represents aggregate number of cash units and stock options held as at December 31, 2009. Mr. Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share appreciation plan) while he was an employee of Talisman Energy (UK) Ltd., a subsidiary of Talisman Energy Inc. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.

5.
Value of stock options and cash units are calculated by subtracting the exercise price of the stock option or cash unit from the closing price per share of the Company's Common Shares on the TSX on December 31, 2009 ($19.69) and multiplying that amount by the number of Common Shares issuable upon exercise of the options or number of Common Shares under cash units held.

26 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Incentive Plan Awards – Value Vested or Earned during the Year

The following table outlines the value of non-equity compensation earned and equity-based awards which vested during the recently completed financial year.

	Non-Equity Incentive Plan Compensation – Value Earned During the Year [1] ($)	Share-Based Awards – Value Vested During the Year ($)		Option-Based Awards – Value Vested During the Year [4] ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	2,289,600	0		0

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	680,400	0		0

A. Paul Blakeley Executive Vice-President, International Operations (East)	652,050	0	[2,3]	0

Richard Herbert Executive Vice-President, Exploration	558,000	0		0

Paul R. Smith Executive Vice-President, North American Operations	562,050	0		0

Other Named Executive Officers in 2009

Ronald J. Eckhardt Former Executive Vice-President, North American Operations	378,000	0		0

1.
Amounts shown are variable pay related to the 2009 performance year, to be paid out in April 2010.

2.
For Mr. Blakeley, represents the dollar value of cash units that vested on March 9, 2009. Value vested is calculated by subtracting the exercise price of the cash unit from the closing price per share of the Company's Common Shares on the TSX on March 9, 2009 and multiplying that amount by the number of Common Shares under cash units held. As the exercise price of $19.69 exceeded the market price on the vesting date ($11.99), the cash units held no value at time of vesting.

3.
Mr. Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share plan) while he was an employee of Talisman Energy UK Ltd., a subsidiary of Talisman Energy Inc. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.

4.
Award vested on March 9, 2009. Value vested is calculated by subtracting the exercise price of the option from the closing price per share of the Company's Common Shares on the TSX on March 9, 2009 and multiplying that amount by the number of Common Shares under options. As the exercise price of $19.69 exceeded the market price on the vesting date ($11.99), the options held no value at the time of vesting.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 27

Share Ownership Table

The following table lists the value of the equity investments held by the Named Executive Officers as at December 31, 2009. See page 23 for further information on share ownership guidelines.

Executive Officer [2]	Restricted Share Units ($)	Common Shares [1] ($)	Total Value of Equity Investment ($)	Met Minimum Requirement as at December 31, 2009

John A. Manzoni President and Chief Executive Officer	1,692,883	565,477	$2,258,360	☑

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	901,951	154,527	$1,056,478	☑

A. Paul Blakeley Executive Vice-President, International Operations (West)	–	609,701	$609,701	☑

Richard Herbert Executive Vice-President, Exploration	899,641	295,370	$1,195,011	☑

Paul R. Smith Executive Vice-President, North American Operations	899,641	325,082	$1,224,723	☑

1.
Reflects the market value of Talisman's Common Shares using the closing price on the TSX on December 31, 2009 of $19.69.

2.
Individuals are provided up to five years from the implementation of the amended guidelines, or from his or her appointment to an executive position, whichever is later, to reach the minimum required level of ownership.

Pension Plan Benefits

Defined Contribution Pension Plan

Ronald J. Eckhardt, the former Executive Vice-President, North American Operations, has deferred benefits in the defined contribution component of the Pension Plan for Employees of Talisman Energy Inc. and Participating Associated Companies (the "Employee Pension Plan"), a contributory registered pension plan, with respect to his service prior to becoming an Executive Officer. He also participated in a non-contributory non-registered pension plan which provided the value of the Company pension contributions in excess of the prescribed maximum allowable under the Income Tax Act (Canada).

Defined Contribution Plan Table

	Accumulated Value at Start of Year [1] ($)	Compensatory Change in Value in Year [2] ($)	Non-Compensatory Change in Value in Year [3] ($)	Accumulated Value at End of Year [4] ($)

Other Named Executive Officers in 2009

Ronald J. Eckhardt	348,700	0	54,600	403,300

1.
Excludes the accumulated value of the non-registered pension plan at start of year since this value is not available.

2.
No Company contributions were made to the registered and non-registered pension plans in 2009.

3.
Equal to the investment earnings in the registered pension plan.

4.
Excludes the accumulated value of the non-registered pension plan at end of year since this value is not available.

Defined Benefit Pension Plans

Talisman provides A. Paul Blakeley, the Executive Vice-President, International Operations (East) and Ronald J. Eckhardt, the former Executive Vice-President, North American Operations, with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

•
A funded registered pension plan called the Talisman Energy Inc. Supplementary Pension Plan for Executives (the "Supplementary Pension Plan"), and

28 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

•
An unfunded supplementary executive retirement plan called the Talisman Energy Inc. Retirement Compensation Arrangement (the "Special Pension Agreement"), a non-registered pension plan which provides pension benefits that exceed the prescribed maximum allowable under the Income Tax Act (Canada). The Special Pension Agreement is secured with letters of credit held in a retirement compensation arrangement trust.

These plans were closed to new participants effective July 1, 2007. In addition to the two NEOs listed above, four other former Executive Officers accrued benefits in the Supplementary Pension Plan and the Special Pension Agreement during 2009.

For Executive Officers, The Supplementary Pension Plan and the Special Pension Agreement provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older, or if the sum of the member's age and years of continuous service is at least 85. Pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

A. Paul Blakeley is also entitled to a pension from the Talisman Energy (UK) Ltd. Pension Life and Scheme (the "UK Scheme") relating to his service prior to becoming an Executive Officer. The UK Scheme provides for an annual pension of 1.9% of the average of the best three years of base salary per year of service. The credited service in the UK Scheme is limited to the period prior to becoming an Executive Officer, but the average of the best three years of base salary includes service after becoming an Executive Officer. The UK Scheme is payable in British pounds. Early retirement provisions for the UK Scheme are the same as those described above, assuming Company consent is given.

Ronald J. Eckhardt is entitled to an additional pension from the Special Pension Agreement with respect to his service prior to becoming an Executive Officer. This pension is equal to the difference in value between the pension that would have been payable for service as an Executive Officer and the pension that would have been payable as a member of the defined benefit component of the Employee Pension Plan for that period of service.

Following the methods prescribed by the Canadian Institute of Chartered Accountants (CICA), the Supplementary Pension Plan has an excess of accrued obligations over assets of $1,803,000 as at December 31, 2009. The unfunded accrued obligations of the Special Pension Arrangement (including certain members of the defined benefit component of the Employee Pension Plan whose pension benefits exceed the prescribed maximum allowable under the Income Tax Act (Canada) and who are also covered by the Special Pension Agreement) are $56,932,000 as at December 31, 2009, representing an increase of $1,215,000 over the unfunded accrued obligations of $55,717,000 as at December 31, 2008.

Talisman provides John A. Manzoni, the President and Chief Executive Officer, L. Scott Thomson, the Executive Vice-President, Finance and Chief Financial Officer, Paul R. Smith, the Executive Vice-President, North American Operations, and Richard Herbert, the Executive Vice-President, Exploration, with retirement benefits through two plans, both of which are non-contributory defined benefits pension plans:

•
A funded registered pension plan called The 2007 Registered Pension Plan for Senior Employees of Talisman Energy Inc. and Related Employers (the "2007 Registered Pension Plan"), and

•
An unfunded supplementary pension plan called The 2007 Supplementary Pension Plan for Senior Employees of Talisman Energy Inc. and Related Employers (the "2007 Supplementary Pension Plan"), a non-registered pension plan which provides pension benefits that exceed the prescribed maximum allowable under the Income Tax Act (Canada). The 2007 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans are effective July 1, 2007 and cover designated Executive Officers hired or promoted on or after that date. In addition to the NEOs listed above, two other Executive Officers accrued benefits in the 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan during 2009.

The 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. The 2007 Supplementary Pension Plan also provides an additional

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 29

accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pension accruals after age 60 under the 2007 Supplementary Pension Plan are subject to the approval of Talisman. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

Following the methods prescribed by the Canadian Institute of Chartered Accountants (CICA), the 2007 Registered Pension Plan has an excess of accrued obligations over assets of $27,000 as at December 31, 2009. The unfunded accrued obligations of the 2007 Supplementary Pension Plan are $3,119,000 as at December 31, 2009, representing an increase of $2,059,000 over the unfunded accrued obligations of $1,060,000 as at December 31, 2008.

Defined Benefit Plan Table

	Years of Credited Service [1]	Annual Benefits at End of Year [2] ($)	Annual Benefits at Age 65 [3] ($)	Accrued Obligation at Start of Year ($)	Compensatory Change in Accrued Obligation in Year [4] ($)	Non-Compensatory Change in Accrued Obligation in Year [5] ($)	Accrued Obligation at End of Year ($)

Named Executive Officers

John A. Manzoni	2.333	118,300	1,329,200	948,400	617,300	528,800	2,094,500

L. Scott Thomson	1.500	30,700	803,900	109,200	199,800	149,800	458,800

A. Paul Blakeley	15.073	216,500	426,200	2,419,200	326,300	724,300	3,469,800

Richard Herbert	0.833	15,500	429,000	0	228,300	70,500	298,800

Paul R. Smith	0.833	15,600	819,000	0	169,100	81,800	250,900

Other Named Executive Officers in 2009

Ronald J. Eckhardt	6.25	175,800	384,900	1,493,700	159,500	499,500	2,152,700

1.
Includes 11.74 years of credited service in the UK Pension Scheme for Mr. Blakeley, but excludes prior service in the defined contribution component of the Employee Pension Plan for Ronald J. Eckhardt.

2.
Annual lifetime benefit payable at age 60 based on years of credited service and actual pensionable earnings at end of year, excluding the pension payable from the defined contribution component of the Employee Pension Plan for Mr. Eckhardt.

3.
Annual lifetime benefit payable at age 65 based on projected years of credited service at age 65 and actual pensionable earnings at end of year, excluding the pension payable from the defined contribution component of the Employee Pension Plan for Mr. Eckhardt.

4.
Includes current service cost plus the impact of other compensation-related items such as plan changes and pensionable earnings different than estimated.

5.
Includes interest on the accrued obligation and the impact of changes in assumptions.

Employment Contracts & Termination Arrangements

As at December 31, 2009, Talisman had employment contracts in place for Executive Officers. These contracts contain provisions for payments upon termination without cause or termination following a change in control. A change in control is deemed to have occurred if there is a subsequent termination of the individual by Talisman or the acquiring company or at the individual's election within 12 months after any of the following events:

•
Any person, partnership, entity or group acquires direct or indirect, actual or de facto control of Talisman (where "control" means the ability to elect a majority of the Board of Directors of Talisman and "group" refers to a combination of persons, partnerships, or entities, or any of the foregoing that act in concert);

•
There is any acquisition of 30% or more of the shares of Talisman by any person, partnership, entity or group having entitlement to vote in the election of directors of Talisman, any such acquisition shall be deemed to constitute an acquisition of control;

•
Talisman enters into an amalgamation, arrangement, restructure, reorganization, merger or consolidation arrangement whereby, or the ultimate effect of which is that, any person, partnership, entity or group, whosoever composed, acquires direct or indirect, actual or de facto control of Talisman;

•
The shareholders of Talisman approve the liquidation, winding up or other dissolution of Talisman;

•
The shareholders of Talisman approve the sale of all or substantially all of the assets of Talisman.

30 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The conditions of the Executive Officer employment contracts follow, including a summary of potential payments in the event of a termination following a change in control or a termination without cause.

Employment Contracts

	President and Chief Executive Officer	Executive Officers

Conditions and Obligations of Employment	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company);
•  Non-Compete Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter); and
	• Non-Solicitation Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter).	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company).

Severance Payment

Potential Payments in the event of Termination without Cause or Termination following a Change in Control	• 2.5x annual base salary;
•  2.5x annual target variable pay;
•  Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.	• 2.0x annual base salary;
•  2.0x annual target variable pay;
•  Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.

Pension Benefits

	• All pension benefits accrued as at the date of notice plus credit for additional 2.5 years.	• All pension benefits accrued as at the date of notice plus credit for additional 2.0 years.

If the Executive Officer has not yet attained age 55, he or she shall be entitled to a tax adjusted ("grossed up") commuted value by using an interest assumption which reflects an income tax rate of 30% on assumed investment income;

All Executive Officers

Additional Items

• Option to purchase the personally assigned company vehicle;
• Lump sum equal to 15% of Severance Payment (above) as compensation for loss of all other benefits;
• Management termination counseling services; and
• Liability insurance and/or indemnity coverage.

Impact on Long-Term Incentives:

Termination without Cause	• All unvested stock options vest immediately upon termination and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the termination date, after which time all stock options terminate;
• Unvested RSUs including dividend RSUs will vest if the applicable statutory, contractual or common law notice period has not expired at the end of the vesting period; and
• Unvested PSUs including dividend PSUs will be prorated based on the number of days between the first day of the performance period for such grant and the date on which the Executive Officer ceases to be employed, and shall be eligible to become vested PSUs at the end of such performance period subject to satisfaction by the HRC of the performance conditions relating to such grant.

Termination following a	• Immediate vesting of outstanding stock options; and
Change in Control	• Unvested RSUs including dividend equivalent RSUs and unvested PSUs including dividend PSUs vest on the date of the change in control.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 31

The following table illustrates the action taken for Executive Officers in the event of resignation, retirement, death and termination for cause:

Salary	Salary ends in the event of resignation, retirement, death or termination for cause.

Benefit Programs
Benefit programs end in the event of resignation, death or termination for cause.
Retirement: Life insurance of $150,000, reducing by 20% on the first two retirement anniversaries and a further 10% on the third retirement anniversary; medical coverage continues with lifetime maximum of $50,000 per covered person; dental coverage continues with lifetime maximum of $50,000 per covered person.

Variable Pay

Resignation: Not paid.
 Retirement: Paid in respect of preceding year (if retirement date precedes date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid as same time as all employees.
 Death: Paid in respect of preceding year (if death precedes date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid as same time as all employees.
Termination for Cause: Paid in respect of preceding year (if termination date precedes date upon which the variable pay would have been paid). No payment for current year.

Long-term Incentives

Resignation: All (including RSUs and PSUs) terminate at the close of business on the last business day the Executive Officer is actively at work.
 Retirement: All unvested long-term incentives (excluding RSUs and PSUs) vest immediately upon retirement and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the retirement date, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will be pro-rated based on number of days between first day of performance period for such grant and date of retirement, plus lesser of 365 days and the number of days remaining in such performance period subject to the satisfaction or waiver by HRC of the performance conditions.
Death: All unvested long-term incentives (excluding RSUs and PSUs) vest immediately and a legal representative is entitled to exercise the long-term incentives at any time up to and including the earlier of the expiry date and 12 months after the date of death, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will vest subject to satisfaction or waiver by HRC of the performance conditions.
Termination for Cause: All long term incentives (excluding RSUs and PSUs) will terminate five days after close of business on last business day the Executive Officer is actively at work. All RSUs and PSUs forfeited.

Accrued Pension

Resignation: Paid as commuted value or a deferred monthly benefit.
 Retirement: Accrued pension paid as monthly benefit, reduced for commencement prior to age 60 (unreduced if 85 points for members of the Supplementary Pension Plan and the Special Pension Agreement).
 Death: Pension equal to higher of actuarial equivalent of commuted value of accrued pension or 50% of accrued pension paid as a commuted value or a monthly benefit.
Termination for Cause: Accrued pension paid as a commuted value.

32 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Termination Following a Change in Control or Termination without Cause

The following table reflects the estimated incremental payments NEOs would have been entitled to in the event of termination following change in control or termination without cause on December 31, 2009.

	Severance Payment [1] ($)	Benefits ($)	Options-Based Awards (unvested and accelerated) [2] ($)	Share-Based Awards (unvested and accelerated) [3] Change in Control ($)	Share-Based Awards (unvested and accelerated) [4] Termination Without Cause ($)	Pension [5] ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	7,632,000	1,144,800	5,446,050	5,990,506	3,125,424	4,676,900

Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	2,394,000	359,100	1,173,036	2,472,188	1,425,363	799,100

A. Paul Blakeley Executive Vice-President, International Operations (East)	2,346,250	351,938	1,480,957	1,383,304	461,101	747,500

Richard Herbert Executive Vice-President, International Operations (West)	2,294,000	344,100	3,763,468	899,641	0	926,500

Paul Smith Executive Vice-President, North American Operations	2,328,250	349,238	3,766,018	915,701	5,353	608,200

Other Named Executive Officers in 2009

Ronald J. Eckhardt Former Executive Vice-President, North American Operations	2,394,000	359,100	1,677,376	1,570,237	523,412	1,445,200

1.
Includes the total value of severance payment as defined in the employment contract.

2.
Value of all unvested Stock Options as of December 31, 2009, based on that day's closing price per share of the Company's Common Shares on the TSX of $19.69.

3.
Value of all unvested RSUs, including dividend equivalent RSUs, and unvested PSUs, including dividend equivalent PSUs, as of December 31, 2009, based on that day's closing price per share of the Company's Common Shares on the TSX of $19.69.

4.
In the event of a termination without cause, PSUs would be prorated to December 31, 2009 and RSUs for Mr. Herbert and for Mr. Smith would not vest on December 31, 2009 (since the notice period would expire prior to normal vesting date).

5.
Incremental value over regular resignation/retirement benefits as of December 31, 2009, including the value historically provided, but not guaranteed, ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 33

DIRECTOR COMPENSATION

Director compensation is reviewed on an annual basis. The Governance and Nominating Committee regularly reviews director compensation and considers and, where appropriate, approves changes to the compensation structure or level for Board members. Director compensation is benchmarked to the Company's peer group and other companies included on the S&P/TSX 60 Index. In April 2009, the Committee approved an increase to the Audit Committee member retainer to be aligned with the Company's peers and to recognize the increased responsibility of Audit Committee members. For the year ended December 31, 2009, each non-employee director of Talisman was remunerated according to the fee schedule provided below.

Director Fee Schedule for Year ended December 31, 2009 1

Non-Executive Chairman of the Board Annual Retainer [2]	$330,000

Annual Director Retainer	$110,000

Board Meeting Fee	$1,700 ($800 for teleconference)

Audit Committee Chair Retainer	$19,000 (in addition to Audit Committee Member Retainer)

Audit Committee Member Retainer	$10,000

Committee Chair Retainer	$9,000 (in addition to Committee Member Retainer)

Committee Member Retainer	$6,000

Committee Attendance Fee	$1,700 ($800 for teleconference)

Equity grant (Chairman)	$100,000 (in DSUs)

Equity grant (Director)	$30,000 (in DSUs)

1.
Directors residing outside of Canada receive the fees described, but in US funds.

2.
The Chairman's annual retainer is an all-inclusive retainer. No additional fees are paid for attendance at Board or Board committee meetings, or for service on other Talisman-related matters.

In addition, directors are reimbursed for their Company-related travel expenses. The President and Chief Executive Officer is not paid for his services as a director.

34 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Director Compensation Table

During 2009, non-employee directors earned the following compensation pursuant to the director fee schedule:

Name	Basic Retainer [1] ($)	Committee Retainers ($)	Attendance Fees ($)	Total Fees ($)	Fees Paid in Cash ($)	Fees Paid Credited in DSUs ($)		Equity Grant DSUs [2] ($)	Total Compensation ($)

Christiane Bergevin [4]	74,038	8,077	19,400	101,515	45,255	56,260		30,000	131,515

Donald J. Carty [4]	74,038	10,769	15,000	99,807	58,557	41,250		30,000	129,807

William R.P. Dalton	110,000	24,000	35,300	169,300	114,300	55,000		30,000	199,300

Kevin S. Dunne	110,000	21,000	29,400	160,400	116,400	44,000		30,000	190,400

Lisa A. Stewart [6]	6,277	685	5,100	12,062	12,062	–	[1]	11,806	23,868

Stella M. Thompson	110,000	24,033	28,600	162,633	107,633	55,000		30,000	192,633

Peter W. Tomsett [6]	6,277	685	6,800	13,762	13,762	–	[1]	11,806	25,568

John D. Watson	110,000	28,214	33,700	171,914	0	171,914		30,000	201,914

Robert G. Welty	110,000	18,582	31,100	159,682	79,841	79,841		30,000	189,682

Charles R. Williamson [7]	257,472	5,934	13,500	276,906	0	276,906		100,000	376,906

Charles W. Wilson	110,000	27,950	35,300	173,250	118,250	55,000		30,000	203,250

Charles M. Winograd [4]	74,038	10,769	20,100	104,907	32,007	72,900		30,000	134,907

Past Directors

Douglas D. Baldwin [3]	108,791	–	–	108,791	0	108,791		0	108,791

Philip J. Dingle [5]	20,389	2,224	2,014	24,627	0	24,627		0	24,627

Lawrence G. Tapp [3]	36,264	4,945	9,300	50,509	32,377	18,132		0	50,509

1.
A minimum of 40% of a director's annual retainer must be taken in the form of DSUs. A director may elect to receive up to 100% of his or her annual retainer, committee retainer and attendance fees in DSUs. See "Director Share Ownership Policy". Pursuant to the DSU Plan, directors are not permitted to elect to receive DSUs in the quarter in which they become a director.

2.
The number of DSUs credited to a director's account is calculated by dividing the value of the DSUs by the mean of the high and low reported price at which Common Shares were traded on the TSX on the day preceding the grant date.

3.
Mr. Baldwin and Mr. Tapp retired from the Board of Directors on April 29, 2009. The fees shown for each are for the period January 1, 2009 to April 29, 2009.

4.
Ms. Bergevin and Messrs. Carty and Winograd were elected to the Board of Directors on April 29, 2009. The fees shown for each are for the period April 29, 2009 to December 31, 2009.

5.
Mr. Dingle resigned from the Board of Directors on February 22, 2009. The fees shown are for the period January 1, 2009 to February 22, 2009.

6.
Ms. Stewart and Mr. Tomsett were appointed to the Board of Directors on December 11, 2009. The fees shown for each are for the period December 11, 2009 to December 31, 2009. The Equity Grant indicated for each is a pro-rated amount of the annual equity grant of $30,000.

7.
Mr. Williamson was elected Chairman of the Board on April 29, 2009. The fees shown reflect fees earned from the period January 1, 2009 to April 28, 2009 as a director and for the period April 29, 2009 to December 31, 2009 as Chairman of the Board.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 35

Director Share Ownership Policy

In August 1998, the Board adopted a program regarding director ownership of Common Shares, which was subsequently updated by the Company's Governance and Nominating Committee in May 2004. In May 2005, the Governance and Nominating Committee further revised the Director Share Ownership Policy to link the amount of required director ownership levels to annual retainers for Board members. The program requires non-executive directors to own a minimum number of Common Shares and DSUs, to be accumulated over a five-year period. To correspond with the director election cycle, a year refers to May 1 to April 30. The number of Common Shares or DSUs to be owned is linked to a multiple of the annual retainer received by a director. The following accumulation schedule for non-executive directors is currently in effect:

Timetable [1]	Multiple of Common Shares and/or Deferred Share Units to be Accumulated by all Non-Executive Directors [2,3]

End of Year 1	0.6 × Annual Retainer

End of Year 2	1.2 × Annual Retainer

End of Year 3	1.8 × Annual Retainer

End of Year 4	2.4 × Annual Retainer

End of Year 5	3.0 × Annual Retainer

1.
Refers to years of service as opposed to calendar years. Year 1 is deemed to have commenced on May 1, 2004 for all individuals who were directors at that date, and will commence on May 1 of such later year during which any new individual is (a) elected director of the Company or (b) appointed as Chairman of the Board.

2.
As President and Chief Executive Officer, John A. Manzoni is required to comply with the Company's Executive Share Ownership Guidelines described in this Circular.

3.
The Company does not currently intend to grant stock options to non-executive directors.

Irrespective of a non-executive director's actual Common Share or DSU ownership, a minimum of 40% of the annual Board retainer must be received in the form of DSUs. In addition, a director may voluntarily elect that all or a portion of his or her Board and committee retainer and Board and committee attendance fees be allocated to the DSU program. In 2008, the Governance and Nominating Committee revised the Director Share Ownership Policy. Directors who do not meet the requirements of the Director Share Ownership Policy have 12 months to meet the thresholds again. Accordingly, these directors must either elect to receive a higher portion of their fees in the form of DSUs, or otherwise acquire shares of the Company until they are in compliance with the accumulation schedule listed above.

All directors elected at the last shareholders' meeting own shares or DSUs of the Company that meet or exceed the levels of ownership set by the internal program described previously. The following table sets out each independent director's equity ownership in the Company for directors serving as at April 30, 2009.

			Equity Ownership as at April 30/09		Total Value of Equity	Minimum Share
Name	Years of Service [1]	Ownership Requirement ($)	Common Shares (#)	DSUs [2] (#)	Investment at April 30/09 [3] ($)	Ownership Requirement Met?

Christiane Bergevin	0	0	2,000	2,000	61,960	N/A

Donald J. Carty	0	0	10,000	2,402	192,101	N/A

William R.P. Dalton	3	198,000	0	16,574	256,730	☑

Kevin S. Dunne	5	330,000	9,000	25,317	531,569	☑

Stella M. Thompson	5	330,000	22,500	35,446	897,576	☑

John D. Watson	1	66,000	20,000	16,255	561,588	☑

Robert G. Welty	5	330,000	22,500	36,556	914,778	☑

Charles R. Williamson [4]	0	0	0	41,729	646,377	N/A

Charles W. Wilson	5	330,000	9,000	48,986	898,197	☑

Charles M. Winograd	0	0	0	2,000	30,980	N/A

Total			95,000	227,265	4,991,856

1.
Year 1 is deemed to have commenced on May 1, 2004 for all directors except for: (1) Mr. Dalton whose Year 1 commenced on May 1, 2006; (2) Mr. Watson whose Year 1 commenced on May 1, 2008; (3) Ms. Bergevin and Messrs Carty and Winograd whose Year 1 commenced on May 1, 2009. The above chart excludes Ms. Stewart, Mr. Tomsett and Mr. Kvisle whose Year 1 will commence on May 1, 2010 if elected as directors.

2.
Includes a grant of DSUs to directors May 9, 2007, April 30, 2008 and April 30, 2009.

3.
For purposes of calculating ownership levels, the Director Share Ownership Policy requires that an annual average of the Company's Common Share trading price be used. The annual average share trading price on the TSX for the period May 1, 2008 to April 30, 2009 was $15.49.

4.
Mr. Williamson was appointed Chairman of the Board on April 29, 2009. Pursuant to the Director Share Ownership Policy, Mr. Williamson's Year 1 as Chairman commenced May 1, 2009.

36 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Deferred Share Unit Plan

Effective January 1, 2001, Talisman adopted the DSU Plan. Under the DSU Plan, non-employee directors of Talisman may, in addition to their mandatory allocations required under the Director Share Ownership Policy, elect to receive all or part of their cash compensation in the form of DSUs. The DSU Plan enhances the alignment of director and shareholder interests in that the value of the units directly tracks the performance of the Common Shares. Under the DSU Plan, DSUs are allocated to a notional account on a quarterly basis by dividing the amount of compensation that the director has elected to receive in DSUs by the fair market value of Talisman's Common Shares. A participant in the DSU Plan is not entitled to the benefit of the value of his or her DSU Plan account until such time as the participant ceases to be a director of Talisman. No shares are issued under this plan. The DSU Plan was modified in 2006 to allow for the separate granting of DSUs. These DSUs are reported in the above fee schedule and are exclusive of the DSUs that are granted to directors in lieu of Board and committee retainer fees and Board and committee attendance fees. In 2008, the Board of Directors approved amendments to the DSU Plan to ensure continuing compliance with Section 409A of the US Internal Revenue Code. In December 2009, the Board of Directors approved further amendments to the DSU Plan to provide increased flexibility with respect to the year of payment and choice of valuation date or dates, subject to applicable tax legislation.

Director Stock Option Plan

Non-executive directors are eligible to participate in the Director Stock Option Plan (the "DSOP"), implemented in 1998. The DSOP was amended in 2003 to include the cash payment feature on all existing and future options. Options are fully vested after three years and expire if not exercised within 10 years of issuance. No stock options have been granted to non-executive directors since 2003. As a result of changes to the compensation structure for non-executive directors, Talisman does not intend to grant further stock options under this plan.

Outstanding Share-Based Awards & Option-Based Awards

As at December 31, 2009, the following stock options and DSUs are outstanding:

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options [1] ($)	Number of Shares or Units of Shares that have not vested [2] (#)	Market or Payout Value of Share-Based Awards that have not vested [3] ($)

Christiane Bergevin	–	–	–		4,961	97,682

Donald J. Carty	–	–	–		4,723	92,996

William R.P. Dalton	–	–	–		19,269	379,407

Kevin S. Dunne	–	–	–		27,623	543,897

Lisa A. Stewart	–	–	–		702	13,822

Stella M. Thompson	45,000	6.60	Mar. 6, 2013	588,975	38,155	751,272

Peter W. Tomsett	–	–	–		667	13,133

John D. Watson	–	–	–		24,593	484,236

Robert G. Welty	60,000	6.31	May 8, 2013	802,733	40,174	791,026

Charles R. Williamson	–	–	–		56,527	1,113,017

Charles W. Wilson	90,000	6.31	May 8, 2013	1,204,100	51,588	1,015,768

Charles M. Winograd	–	–	–		5,826	114,714

Past Directors

Douglas D. Baldwin [4]	45,000 63,000	7.19 6.60	Mar. 12, 2012 Mar. 6, 2013	1,386,990	119,776	2,358,389

Philip J. Dingle [5]	–	–	–		1,966	38,711

1.
Aggregate Value of stock options is calculated by subtracting the exercise price of the option from the closing price per share of the Company's Common Shares on the TSX on December 31, 2009 ($19.69) and multiplying that amount by the number of Common Shares issuable upon exercise of the options.

2.
Includes outstanding equity DSU grants and Board and committee retainer and Board and committee attendance fees credited in DSUs.

3.
Market or Payout Value is determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2009 ($19.69).

4.
Mr. Baldwin retired from the Board of Directors on April 29, 2009. Pursuant to the retirement clauses of his stock option agreement, Mr. Baldwin's options were outstanding as at December 31, 2009.

5.
Mr. Dingle resigned from the Board of Directors on February 22, 2009.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 37

INFORMATION RELATING TO THE COMPANY

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has an ESOP and a DSOP pursuant to which it has granted options to purchase Common Shares of the Company. The Company intends to continue to grant options under the ESOP, but does not intend to grant any further options under the DSOP. The ESOP and DSOP (collectively the "Option Plans") are the only equity compensation plans that provide for the issuance of Common Shares from treasury and both have been approved by the shareholders.

The following table provides information as at December 31, 2009 and March 1, 2010, with respect to Common Shares authorized for issuance under the Option Plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options (b)		Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [1] (c)

Equity compensation plans approved	69,490,706	(Dec. 31)	$15.22	(Dec. 31)	40,927,550	(Dec. 31)
by securityholders	67,930,266	(Mar. 1)	$15.35	(Mar. 1)	42,458,090	(Mar. 1)

Equity compensation plans not approved by securityholders		–		–		–

Total	69,490,706	(Dec. 31)	$15.22	(Dec. 31)	40,927,550	(Dec. 31)
	67,930,266	(Mar. 1)	$15.35	(Mar. 1)	42,458,090	(Mar. 1)

1.
Includes 6,627,000 Common Shares remaining available at December 31, 2009 under the DSOP, in respect of which the Company does not currently intend to grant any further options.

Employee Stock Option Plan

The purpose of the ESOP is to promote the interests, growth and development of the Company by providing employees with the opportunity to acquire an increased proprietary interest in the Company. The granting of options only has value to the extent that additional shareholder value is created over time. Options are viewed as an important aspect of total compensation for employees, serving to align their interest with those of the shareholders.

As at December 31, 2009, there were 69,187,706 Common Shares, representing 6.8% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 34,300,550 Common Shares, representing 3.4% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP. (There were 67,627,266 Common Shares representing 6.6% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 35,831,090 Common Shares, representing 3.5% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP, as at March 1, 2010.) The number of Common Shares subject to option in favour of any one employee shall not exceed 5% of the total number of Common Shares outstanding at the time of adoption of the ESOP.

The Board has delegated to the HRC the authority to grant options pursuant to the ESOP.

The HRC may designate any permanent employee of the Company (or any of its subsidiaries) as individuals who are eligible to receive option awards under the ESOP. The vesting period of options is set at the HRC's discretion but options generally vest after three years, subject to early vesting provision in the event of a change of control, upon an employee becoming eligible to retire, or death. The term of an option, while set at the HRC's discretion, shall not extend for a period of more than 10 years from the date upon which it is granted. The grant price of an option is set by the HRC but must not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations on the TSX for the Common Shares at the close of business on that day.

In determining such eligible individuals and the number of Common Shares to be covered by an option, the HRC considers the length of service of each employee and the duties, remuneration and present and potential contribution to the success of the Company by each employee. Options are not transferable and all options may be exercised only by the optionholder, or after his or her death, only by his or her legal representative.

38 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

All options include a cash payment feature, which provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender (based on market trading prices the day prior to exercise) exceeds the grant price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders use this feature. The Common Shares subject to any option that is surrendered pursuant to the cash payment feature are available for future options granted under the ESOP, as is the case for options which expire or are cancelled without having been exercised.

In addition, under the terms of the Company's standard employee stock option agreement, options expire on the earlier of the expiry date and 24 months after an employee's retirement. Upon resignation, options are terminated on the earlier of the expiry date and the close of business on the last business day of work. In the event employment is terminated with cause, options are terminated on the earlier of the expiry date or on the fifth business day after termination. In the event employment is terminated without cause, unvested options that vest within the notice period will vest on the vest date and will expire on the earlier of the expiry date and that date which is six months after the vest date. Vested options will expire on the earlier of the expiry date or six months following the date that the Company gives notice of termination.

The Board may, without shareholder approval, from time to time alter or amend the ESOP provided that the maximum aggregate number of Common Shares that may be optioned or issued shall not increase (other than from adjustments due to subdivision, consolidation or reclassification of the Common Shares) and the manner of determining the grant price shall not be altered.

Director Stock Option Plan

The provisions of the DSOP are substantially similar to the ESOP described above. As at December 31, 2009, there were 303,000 Common Shares, representing 0.03% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP. (There were 303,000 Common Shares, representing 0.03% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP, as at March 1, 2010). As noted above, although there are 6,627,000 Common Shares remaining available for issuance pursuant to the DSOP, the Company does not intend to grant any further options under the DSOP.

Indebtedness of Directors and Officers

No director, proposed nominee for director, officer (nor associates of these individuals), employee, or former director, officer or employee of the Company or any of its subsidiaries is currently indebted to the Company.

Interests of Informed Persons in Material Transactions

The Company is not aware of any material interests, direct or indirect, of any "informed person" of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since January 1, 2009, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or Executive Officer of the Company; (b) a director or Executive Officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

The Company complies with the conflict of interest requirements of the Canada Business Corporations Act on an ongoing basis. Directors and officers are required to disclose to the Company, in writing or by requesting to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, under certain elaborated circumstances. Directors and officers are reminded at least annually of their ongoing statutory requirement to declare their interests in a material contract or a material transaction. The Chairman may, as a result of any disclosures made, require an affected director to abstain from a vote on the relevant matter in accordance with the statutory requirements. In addition, directors must comply with the conflict of interest provisions of the Company's Policy on Business Conduct and Ethics.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 39

Statement of Corporate Governance Practices

The Company's Statement of Corporate Governance Practices is set out in Schedule "A" to this Circular and is available on the Company's website at www.talisman-energy.com.

Audit Committee Information

Additional disclosure regarding the Audit Committee (including, but not limited to the full text of the Audit Committee's Terms of Reference, a description of Audit Committee members' education and experience, and a summary of external auditor service fees), is contained in Schedule C to the Company's Annual Information Form for the year ended December 31, 2009.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting must comply with applicable provisions of the Canada Business Corporations Act. The Company will include a shareholder proposal in the management proxy circular prepared in connection with the annual meeting of shareholders in 2011 provided that such a proposal is received by the Corporate Secretary in the Company's principal executive office on or before December 9, 2010 and provided that such a proposal is required to be included in the Company's management proxy circular pursuant to the applicable terms of the Canada Business Corporations Act.

Directors' and Officers' Liability Insurance

The Company carries directors' and officers' liability insurance to a maximum of US$100,000,000 per claim, subject to an aggregate annual limit of US$100,000,000 for all directors and officers. This policy covers all directors and officers and various senior managers of the Company and its subsidiaries. There is no deductible applicable to the policy. The premium payable by the Company for the year January 1, 2010 to January 1, 2011 is US$531,116. No directors, officers or managers pay any portion of the premium.

Additional Information

Information related to the Company is available on SEDAR at www.sedar.com. Financial information for the fiscal year ended December 31, 2009 is provided in the Company's comparative audited consolidated financial statements and annual management's discussion and analysis ("MD&A").

Copies of this Circular, the Annual Financial Report, which contains the comparative audited consolidated financial statements of the Company and the annual MD&A, any interim financial statements of the Company subsequent to those statements contained in the Annual Financial Report, and the Company's Annual Information Form for the fiscal year ended December 31, 2009, as filed with Canadian securities commissions and with the United States Securities and Exchange Commission ("SEC") under Form 40-F, may be obtained without charge by contacting the Corporate and Investor Communications Department, Talisman Energy Inc., Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Directors' Approval

The contents and the sending of this Circular have been approved by the directors of the Company.

C. Tamiko Ohta
Corporate Secretary
March 8, 2010

40 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

SCHEDULE A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.  Overview

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to foreign private issuers and a substantial majority of the NYSE corporate governance listing standards applicable to United States ("US") companies. As required by the NYSE corporate governance listing standards, the Company has disclosed, on its website at www.talisman-energy.com, the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE.

Summaries of the mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com.

2.  Board Composition, Board Committees and Position Descriptions

2.1  Board Size

The Articles of the Company provide that the Board of Directors shall, by way of resolution, fix the number of directors from time to time, such number being not less than four and not more than 20. In addition, the Governance and Nominating Committee is responsible for reviewing periodically the size of the Board to ensure its continued effectiveness (including, without limitation, facilitating effective decision-making).

The Governance and Nominating Committee has considered the optimal size of the Board as part of its succession planning process. Recognizing the commitments required to adequately fulfil the duties of the six standing Board Committees, the Governance and Nominating Committee determined that the optimal size of the Board is currently between 10 and 12 members. For the purposes of the Meeting, the size of the Board has been fixed at 11 members.

2.2  Board Roles and Responsibilities

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Company toward compliance with applicable laws, health, safety and environmental policies, financial practices and reporting.

The Board of Directors has developed Terms of Reference for the Board which are reproduced in their entirety to this Schedule. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company's expense.

2.3  Board Committees

The Board of Directors has six committees: the Audit Committee, the Governance and Nominating Committee, the Human Resources Committee, the Reserves Committee, the Health, Safety, Environment and Corporate Responsibility Committee (the "HSECR Committee") and the Executive Committee. With the exception of the Executive Committee for which there are no regularly scheduled meetings, the Committees of the Board convene in accordance with an annually developed schedule. The following summarizes each Committee's responsibilities. The Terms of Reference of each committee, containing details of its composition, roles and responsibilities, are available on the Company's website at www.talisman-energy.com.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process. It is also responsible for overseeing and monitoring the integrity of the Company's financial statements, its internal control over financial reporting and the external financial audit process, evaluating the independence of the Company's auditor and overseeing the Company's internal audit function. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and management. All members of the Audit Committee are unrelated, independent

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 41

directors. For additional information on the Company's Audit Committee, including the Terms of Reference for the Audit Committee, please see Schedule C to the Company's Annual Information Form for the year ended December 31, 2009.

Audit Committee Report

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the SEC, nor shall this report be incorporated by reference into any filing made by the Company under the US Securities Act of 1933, as amended, or the US Securities Exchange Act of 1934, as amended.

    The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2009 financial statements. The Audit Committee also discussed with the independent auditor the matters included in the US Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received written disclosures from the independent auditor included in the US Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditor that firm's independence.

    Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with the Canadian securities regulators and the SEC, and include the audited consolidated financial statements in the Company's annual report to shareholders for the year ended December 31, 2009.

    The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934 and National Instrument 52-110 (Audit Committees) ("NI 52-110"), the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

    The Audit Committee
    John D. Watson, Chair
    Donald J. Carty
    William R.P. Dalton
    Charles W. Wilson
    Charles M. Winograd

Governance and Nominating Committee

The Governance and Nominating Committee is responsible for developing and recommending a set of corporate governance principles and guidelines applicable to the Company. Its duties include approving the Company's annual corporate governance disclosure; establishing a long-term plan for composition of the Board; establishing a process for identifying, recruiting and appointing new directors; reviewing and determining director compensation; and reviewing the general responsibilities and function of the Board, its Committees and the role of the Chairman of the Board and the Chief Executive Officer. All members of the Governance and Nominating Committee are unrelated, independent directors.

Human Resources Committee

The primary roles and responsibilities of the Human Resources Committee include reviewing succession plans for key management positions within the Company and its subsidiaries; reviewing and making recommendations to the Board as to the appointment of executive officers; reviewing management development policies and practices and staffing plans; reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries and the terms and conditions of employee benefit plans; leading the process for assessing the performance of the Chief Executive Officer; reviewing and approving the compensation levels of executive officers; reviewing and approving employee stock option grants and PSU grants and recommending cash unit grants to subsidiaries; reviewing and approving amendments to the terms and conditions of the Company's pension plans; reviewing human resources strategies and policies; and reviewing the Company's executive compensation disclosure. All members of the Human Resources Committee are unrelated, independent directors.

42 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Reserves Committee

The primary responsibilities of the Reserves Committee include reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas activities; reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data; meeting with management and the qualified reserves evaluator or auditor to review the reserves data; reviewing and recommending to the Board for approval the content and filing of the Company's annual statement of reserves data and other oil and gas information and the Company's annual report of management and directors on oil and gas disclosure. All members of the Reserves Committee are unrelated, independent directors.

Health, Safety, Environment and Corporate Responsibility Committee

The HSECR Committee reviews the effectiveness with which the Company meets its obligations and achieves its objectives pertaining to health, safety and the environment. The primary responsibilities of the HSECR Committee include reviewing policies and management systems and the Company's system of internal controls in the area of health, safety and the environment; reviewing the findings of regulatory agencies and auditors in respect of health, safety, the environment and corporate responsibility and management's responses thereto; reviewing significant health, safety and environmental risks and exposures; assessing mitigating or remedial action taken to address the identified risks, including the adequacy of environmental insurance; and annually reviewing the Company's Corporate Responsibility Report. All but one of the members of the HSECR Committee are unrelated, independent directors.

Executive Committee

The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Executive Committee do not include those specified in the Terms of Reference of the Board as warranting the attention of the full Board. All but one of the members of the Executive Committee are unrelated, independent directors.

2.4  Position Descriptions

The Board has developed and approved written position descriptions for the Chairman of the Board, the Chief Executive Officer and the Chair of each committee.

Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman of the Board is also specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (see "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold regular discussions without management present and he presides at such sessions.

Chief Executive Officer

The position description of the Chief Executive Officer includes a description of duties and responsibilities in the areas of strategic planning; risk assessment, monitoring and management; internal controls and management information systems; leadership, corporate citizenship and social responsibility; and management's relationship with the Board. In addition, the Chief Executive Officer is directly responsible for achieving the goals of the Company through the annual operating plan process, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Summary of Executive Compensation" for a discussion of how the Chief Executive Officer's compensation is directly linked to achievement of the goals set out in his annual performance contract.

Committee Chairs

The Chair of each committee leads committee discussion on meeting agenda items and reports to the Board, on behalf of the committee, with respect to the proceedings of each committee meeting.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 43

3.  Independence of Directors

3.1  Independence Determinations – Directors

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). Director independence is determined on a case-by-case basis having regard to NYSE corporate governance listing standards for independence and NI 52-110. Each director annually completes a detailed questionnaire about their business and charitable relationships and shareholdings. The Company reviews the information provided, conducts searches in internal databases and prepares a legal analysis with initial determinations of independence. After reviewing the legal analysis, the Chief Executive Officer and Executive Vice-President, Legal and General Counsel provide management's recommendations to the Governance and Nominating Committee for review. Finally, management's recommendations are presented to the Board of Directors to pass a resolution on director independence.

Throughout 2009, the Board made the following conclusions regarding the Company's compliance with the majority independent requirement of the CSA Rules and NI 52-110:

•
From February 22, 2009 to April 29, 2009, the Board of Directors was comprised of 10 directors, nine of whom qualified as independent directors. From February 22, 2009 to April 29, 2009, the only related director was John A. Manzoni, President and Chief Executive Officer of the Company.

•
From January 1, 2009 to February 22, 2009 and from April 29, 2009 to December 10, 2009, the Board of Directors was comprised of 11 directors, 10 of whom qualified as independent directors. From April 29, 2009 to December 10, 2009, the only related director was John A. Manzoni, President and Chief Executive Officer of the Company.

•
From December 10, 2009 to the date of this Circular, the Board of directors comprised of 13 directors, 12 of whom qualified as independent directors. From December 10, 2009 to the date of this Circular, the only related director has been John A. Manzoni, President and Chief Executive Officer of the Company.

In accordance with a NYSE corporate governance listing standard that listed companies must have a majority of independent directors, the Board has determined that none of the 10 unrelated directors who are standing for election has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that all such 10 unrelated directors (being Christiane Bergevin, Donald J. Carty, William R.P. Dalton, Kevin S. Dunne, Harold N. Kvisle, Lisa A. Stewart, Peter W. Tomsett, John D. Watson, Charles R. Williamson and Charles M. Winograd) are independent as defined by the rules of the NYSE. The basis for and results of the independence determinations made by the Board of Directors follow in tabular form:

Name of Director	Independent (I)/ Non-Independent (NI)	Relationship(s) examined and basis for determination

Christiane Bergevin	I	Current executive of Desjardins Group and former director of Caisse de dépôt et placement du Québec.

Donald J. Carty	I	Director and former executive of Dell Inc. [1]

William R.P. Dalton	I	Former executive of HSBC Bank plc. Director of AEGIS Managing Agency for Lloyds of London Syndicate 1225. [1]

Kevin S. Dunne	I	No relationships requiring examination.

Harold N. Kvisle	I	Director of TransCanada Corporation and ARC Energy Trust.

John A. Manzoni	NI	Executive Officer of the Company. Determined as non-independent pursuant to CSA Rules, NI 52-110 and NYSE standards.

Lisa A. Stewart	I	No relationships requiring examination.

Peter W. Tomsett	I	No relationships requiring examination.

John D. Watson	I	Former executive of EnCana Corporation. [1]

Charles R. Williamson	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhauser Inc. [1]

Charles M. Winograd	I	Director of RBC Dexia Investor Services Ltd. and former executive of RBC Capital Markets. [1]

1.
The relationship the Company has with each of the companies listed was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with any of these companies in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of such companies.

44 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The composition of the Board, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management.

3.2  Independence Determinations – Board Committees

All committees of the Board of Directors are currently composed entirely of unrelated, independent directors with the exception of the Executive Committee and the HSECR Committee, the majority of whose members are unrelated and independent. Below is a table showing the independence of Board committee members as of the date of this Circular.

The committee memberships noted below will be updated at a directors' meeting to be held immediately following the conclusion of the Meeting. It is expected that, with the exception of the Executive and HSECR Committees (the majority of whose members will be independent), all Board committees constituted after the Meeting will be composed of independent directors.

	Executive	Audit	HRC	Governance and Nominating	Reserves	HSECR

Not Independent

John A. Manzoni	✓					✓

Independent

Christiane Bergevin				✓		✓

Donald J. Carty		✓	✓

William R.P. Dalton		✓		✓ (Chair)

Kevin S. Dunne					✓	✓ (Chair)

Lisa A. Stewart			✓		✓

Stella M. Thompson	✓		✓ (Chair)			✓

Peter W. Tomsett			✓			✓

John D. Watson		✓ (Chair)			✓

Robert G. Welty			✓	✓

Charles R. Williamson	✓ (Chair)			✓	✓

Charles W. Wilson		✓			✓ (Chair)	✓

Charles M. Winograd		✓		✓

3.3  Other and Interlocking Directorships

Certain directors of the Company serve as directors of other reporting issuers. Disclosure of these directorships, as well as non-public directorships which require a significant portion of a director's time, is contained in this Circular under the heading "Election of Directors". There are currently no interlocking directorships among the director nominees listed in this Circular.

The Board has not adopted a formal policy limiting the number of outside directorships of the Company's directors. However, the Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

3.4  In Camera Sessions

The Chairman of the Board is required to ensure that upon completion of the business of all meetings of the Board, the directors have the opportunity to hold discussions without management present. Various committees regularly hold in camera sessions without management present. The Audit Committee holds private sessions with each of the external auditor, the Vice-President of Internal Audit and senior management following each regularly scheduled committee meeting. Similarly, the Reserves Committee holds private sessions with the Internal Qualified Reserves Evaluator following each regularly scheduled Committee meeting.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 45

A tabular form of the in camera sessions of the Board and its committees in 2009 follows.

Board/Board Committee [1]	Number of In Camera Sessions Held at Regularly Scheduled Meetings

Board	5 of 5

Audit	5 of 5

HRC	3 of 3

Governance and Nominating	3 of 3

Reserves	2 of 2

HSECR	3 of 3

1.
The Executive Committee held two meetings in 2009.

4.  Director Selection and Succession Planning

The Governance and Nominating Committee is responsible for:

•
Identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend to the Board nominees for election to the Board;

•
Establishing a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of Board members, retirement dates and the strategic direction of the Company as well as the competencies and skills the Board, as a whole, should possess; and

•
Ensuring there is a succession plan for the position of the Chairman of the Board and the Chief Executive Officer.

The Governance and Nominating Committee continued its focus on succession planning in 2009 given the following:

•
Robert G. Welty and Charles W. Wilson will reach the mandatory retirement age before the 2010 annual shareholders' meeting. Mr. Welty and Mr. Wilson will not be seeking re-election as a director at the Meeting.

•
Stella M. Thompson, who has served on the Board for 15 years, has decided not to seek re-election as a director at the Meeting in view of the recently introduced 10 year term for directors.

4.1  Director and Chairman Selection Process

The following is a description of the director and Chairman selection process undertaken in 2009:

•
In March 2009, the Governance and Nominating Committee reviewed the succession plan for the Chairman of the Board based on the comprehensive director selection process that was established by the Governance and Nominating Committee in 2008.

•
Extensive discussions were held between the previous Chairman of the Board and each of the Chief Executive Officer and the Chairman of the Governance and Nominating Committee to discuss the selection of new directors and Chairman succession.

•
Christiane Bergevin, Donald J. Carty and Charles M. Winograd were elected as directors on April 29, 2009.

•
Charles R. Williamson was appointed Chairman of the Board on April 30, 2009.

•
The Governance and Nominating Committee held a special meeting in June 2009 to consider and consolidate a list of additional director candidates. The results of the Committee's review were communicated to the Board of Directors in June 2009.

•
In October 2009, the Board confirmed the appointment of two new directors to occur in December 2009, subject to the formal review and recommendation by the Governance and Nominating Committee.

•
Lisa A. Stewart and Peter W. Tomsett, who are both considered independent, were appointed to the Board on December 11, 2009. Harold N. Kvisle, who is considered independent, has been identified as a director nominee. Each of Ms. Stewart, Mr. Tomsett and Mr. Kvisle are nominated for election as directors at the Meeting.

4.2  Director Competencies and Expectations

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the director selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company's governance framework and current Board composition. This skills matrix was updated in 2006, and again in 2008 as part of the director selection process described above.

46 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The current skills matrix includes the following ideal skills and experience of director candidates, along with the number of nominees for director listed in this Circular that currently possess such skills and experience:

•
broad international experience (5);

•
technical oil and gas expertise, with particular focus on exploration and production (6);

•
service on other public company boards (8);

•
senior executive experience, including experience as a Chief Executive Officer (11);

•
global capital markets experience (4);

•
financial acumen or financial expert (11);

•
integration experience (7);

•
strategic expertise (9);

•
undertaking of the public sector side of commerce, including experience with government, regulatory organizations or Non-Governmental Organizations (4);

•
public relations and communications experience (8); and

•
experience with health, safety and environmental matters (6).

In addition to the skills matrix, the Governance and Nominating Committee considers all director candidates against various personal attributes which it believes contribute to an effective director and an effective Board generally.

While the skills matrix described above provides the Governance and Nominating Committee with a framework for assessing director candidates, it is not meant to limit the scope of the review. Each candidate is reviewed against his or her specific experiences and perspectives to assess his or her potential effectiveness as a director.

In addition, the Governance and Nominating Committee also reviews all existing and future commitments of each candidate, including other directorships, to determine: (a) if they impact a candidate's independence or pose a potential conflict of interest; and (b) whether the candidate will be able to devote sufficient time and commitment to his or her duties as a Board member.

4.3  List of Director Candidates

The Company maintains a list of potential Board members which was used in the director selection process noted above.

4.4  Director Succession Policy – Term Limits, Tenure and Retirement

The Board of Directors has adopted a policy regarding Board succession (the "Board Succession Policy"). The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors. In 2009, the Governance and Nominating Committee considered the significant change in employment of one member and concluded that such member continues to be independent.

In 2008, the Governance and Nominating Committee considered whether to impose term limits on directors and on the position of the Chairman of the Board. Subsequent to this review, the Board Succession Policy was amended to provide that Board members will offer their resignations on the 10 th anniversary of the member's first election or appointment with the expectation that, unless otherwise determined by the Governance and Nominating Committee, they will not be nominated for election at the next annual shareholders' meeting. The Governance and Nominating Committee, following a focused assessment of the member's areas of principal contribution against the overall composition and needs of the Board, has the discretion to recommend the member's continued nomination as a director. No waivers to the term limits on directors or the Chairman of the Board were granted with regards to the nominees for director listed in this Circular. The Governance and Nominating Committee will undertake a focused

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 47

review of the Chairman of the Board every three years, with a possible extension of the Chairman's position of up to a further three years.

The Board Succession Policy establishes a mandatory retirement age of 70 for directors. No waivers to the mandatory retirement age limit were granted with regards to the nominees for director listed in this Circular.

4.5  Majority Voting for Directors

On February 28, 2007, the Board adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

5.  Director Orientation and Continuing Education

5.1  Director Orientation

The Company has an orientation and development program for new directors which includes the following:

•
All new directors are provided with a Director Information Binder which includes, among other things, a detailed history of the Company, copies of corporate and Board policies, and the Terms of Reference of the Board and its committees. New directors are expected to review and become familiar with its contents.

•
Following the appointment or election of a new Board member, the Corporate Secretary typically conducts an orientation session with each new director to discuss Board governance structures, director compensation, and administrative and regulatory procedures associated with director appointments.

•
The Corporate Secretary also coordinates a full day orientation session with new directors to review the Company's business, expectations of directors, current issues and opportunities, and corporate goals and objectives. New directors are introduced to executives and key employees and provided with an overview of the Company's operations and strategic objectives.

5.2  Continuing Education for Directors

The Company regularly provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis, but specifically at an annual strategy session, which typically includes reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business.

Since March 2009, the orientation and continuing education activities of the Board and its members have included the following:

•
an educational presentation on the Company's conversion to International Financial Reporting Standards (Audit Committee);

•
an external presentation on US federal politics, particularly as it relates to energy policy (all Board members);

•
an external presentation in relation to North American gas markets (all Board members);

•
site visits to various operational locations in Pennsylvania (all Board members);

•
a special briefing session for the Chair of the Human Resources Committee on Say on Pay;

48 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

•
reserves orientation session by the Company's internal qualified reserves evaluator (for Board members who are not on the Reserves Committee); and

•
a site visit to an operational location in Alberta (HSECR Committee).

All Committees regularly receive informational papers from management on topics related to the particular committee mandate as part of their Board and Board committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company.

In addition to the above, directors pursue individual opportunities such as through educational webcasts hosted by the Company's external auditors. John D. Watson has also been awarded the ICD.D designation by the Institute of Corporate Directors.

6.  Performance Assessments

Assessments of the Board, its committees, and individual directors (including special assessments of the Chairman of the Board and committee Chairs) are conducted on an annual basis. The following describes the processes by which these assessments are conducted.

6.1  Board Assessment

Directors complete an annual questionnaire which assesses the Board's effectiveness and performance against its terms of reference. The questionnaire includes both quantitative and qualitative commentary, and solicits feedback on other areas such as director education and Board succession. The questionnaire is administered by the Corporate Secretary, who compiles and analyzes the results. A summary of the responses to the questionnaire, without attribution to individual Board members, is provided to the Chairman of the Board and the Chairman of the Governance and Nominating Committee for review. The Chairman of the Board provides a report to the Board in the first quarter of each year outlining the data and conclusions of the Board assessment process.

As a result of the Chairman's report, Board members identify areas of improvement and communicate their discussions to management for implementation as required. In an effort to continuously improve this process, the format and focus of the written questionnaire was updated in 2009.

6.2  Assessment of Individual Directors

The annual questionnaire assessing Board effectiveness provides directors with the opportunity to comment on the performance of individual directors. Recognizing the sensitive nature of this assessment, the Chairman of the Board also conducts individual interviews with each director to solicit feedback on the performance of their peers. The results of the Chairman's interviews are communicated, again without attribution to individual Board members, to the Board in the first quarter of each year.

6.3  Assessment of Board Committees

Each Committee Chair is responsible for conducting a review of his or her Committee's performance over the past year. The Committee may utilize a written questionnaire which asks them to assess Committee performance against specific terms of reference, as well as comment on communications, presentations, reporting and other items which assist the Committee in fulfilling its mandate. Each Committee Chair reviews and summarizes the results of the review, which are then discussed with the Chairman of the Board. Areas for improvement are reported to the full Board through the Chair's overall performance assessment discussed above.

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

6.4  Assessment of Committee Chairs

Members of each Committee are asked to annually assess and comment on the performance and knowledge of each Committee Chair. As part of his individual director interviews, the Chairman of the Board asks Board members to comment on the effectiveness of the Committee Chairs with whom they serve. Adjustments are made in April of each year to the Committee Chairs after each annual shareholders' meeting which incorporate the results of the Committee Chair assessments.

6.5  Assessment of Chairman of the Board

The Chairman of the Governance and Nominating Committee conducts an annual assessment of the Chairman of the Board. Individual responses are received by the Chairman of the Governance and Nominating Committee, who summarizes the results and reports areas for improvement to the full Board.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 49

7.  Share Ownership Guidelines and Policies

7.1  Director Share Ownership Policy

The Company adopted a program regarding director ownership of Company shares in 1998, which was subsequently updated in 2004 and in 2008. More information about the Director Share Ownership Policy is provided on page 36.

The Company adopted a DSU Plan to support the alignment of director and shareholder interests. More information about the Deferred Share Unit Plan is provided on page 37.

7.2  Executive Share Ownership Guidelines

The Company has adopted Executive Share Ownership Guidelines to better align the interests of executives to those of shareholders. More information on Executive Share Ownership Guidelines is provided on page 23.

8.  Policy on Business Conduct and Ethics

In December 2008, the Company revised its Policy on Business Conduct and Ethics ("PBCE") to better reflect the evolving area of corporate responsibility and to elaborate new investigative procedures associated with the compliance provisions of the PBCE. The Board monitors compliance with the PBCE. Certificates are required at least annually from all worldwide employees, directors and various consultants of the Company which confirm compliance with the PBCE or disclose any deviations therefrom. Disclosures contained in the certificates are compiled and reported to the Board of Directors for consideration. No waivers from this policy were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2009.

The Company's PBCE is applicable to all directors, officers and employees of the Company, and can be obtained from the Company's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com. The PBCE, as updated in 2008, has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

9.  Shareholder Communications

The Company has adopted a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent the improper use or disclosure of material information and give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure.

In addition to the required annual, quarterly and timely reporting of information, the Company regularly makes presentations to industry analysts and investors and regularly holds investor open houses. The Company also meets informally upon request with investors and analysts, but is required to do so in accordance with the requirements of the Disclosure Policy. The Company's Corporate and Investor Communications Department has the specific mandate of responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Shareholders may also obtain corporate information on the Company's external website at www.talisman-energy.com.

TERMS OF REFERENCE – BOARD OF DIRECTORS

Roles and Responsibilities

The principal role of the Board of Directors (the "Board") is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In

50 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A.  Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1.
the Board must ensure that there are long-term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

2.
the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.
the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

4.
the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

5.
the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

6.
the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

7.
the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

8.
the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B.  Non-Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1.
the submission of items to shareholders for their approval;

2.
the filling of a vacancy among the directors or in the office of auditor;

3.
the appointment of additional directors;

4.
the issue of securities;

5.
the declaration of dividends;

6.
the purchase, redemption or other acquisition of the Company's own shares;

7.
the payment of certain commissions prescribed by the Act;

8.
the approval of a management proxy circular;

9.
the approval of annual financial statements;

10.
the adoption, amendment or repeal of by-laws; and

11.
the review and approval of

(a)
the content and filing of the Company's statement of reserves data and other oil and gas information;

(b)
the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

(c)
the content and filing of the Company's report of management and directors on oil and gas disclosure.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 51

C.  Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1.
appointment of officers, other than executive officers;

2.
considering the appropriate size of the Board, with a view to facilitating effective decision-making;

3.
adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

4.
determining the remuneration of directors and auditors;

5.
reviewing and recommending to shareholders, changes to capital structure;

6.
approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

7.
approving banking, borrowing and investment policies;

8.
determining dividend policy;

9.
developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

10.
approving the holding, location and date of meetings of shareholders;

11.
appointing members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

12.
granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

13.
granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14.
determining the number of directors and recommending nominees for election by the shareholders;

15.
approving amendments to the Company's Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

16.
approving the funding policy for the Company's defined benefit pension plans, including decisions related to surplus withdrawals and contribution holidays;

17.
approving the acquisition or disposition of certain corporate assets; and

18.
appointing the Company's transfer agents and registrars.

D.  Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1.
the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

2.
the Audit Committee, to deal with financial reporting and control systems;

3.
the Human Resources Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

4.
the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting;

5.
the Health, Safety, Environment and Corporate Responsibility Committee, to deal with health, safety and environment matters as well as the Corporate Responsibility Report; and

52 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

6.
the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations.

E.  Pension Management Committee

The Board of Directors has the authority to establish a Pension Management Committee, comprised of officers of the Company, to deal with employee pension plans and related matters and may delegate powers to such committee (with the exceptions prescribed by the Act). The members of the Pension Management Committee will be appointed by the CEO. The matters to be delegated to the Pension Management Committee and the constitution of such committee are assessed annually or more frequently as circumstances require.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors to be elected at shareholders' meetings is currently fixed at eleven. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice-President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

50% of the Board of Directors then in office and in attendance constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Company.

In recognition of its independence, the Board shall have the opportunity to hold discussions without management present upon completion of all meetings of the Board.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 53

SCHEDULE B – BY-LAW NO. 1

BY-LAW NO. 1

A By-law Relating Generally to the transaction of the Business and Affairs of Talisman Energy Inc.

Part 1 – Interpretation

1.1  Definitions

In this by-law, unless the context otherwise requires:

a)
"Act" means the Canada Business Corporations Act, Revised Statutes of Canada, 1985, chapter C-44, as amended from time to time and any Act that may be substituted therefor, including the regulations under the Act, as amended from time to time;

b)
"articles" means the articles of the Corporation as from time to time amended or restated;

c)
"board" means the board of directors of the Corporation;

d)
"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

e)
"Corporation" means Talisman Energy Inc.; and

f)
"meeting of shareholders" means and includes an annual meeting of shareholders and a special meeting of shareholders.

Except as otherwise noted, terms, words and expressions used herein, unless otherwise defined herein, or the context otherwise requires, shall have the same meaning herein as defined in the Act.

1.2  Number and Gender

Words importing the singular number include the plural and vice versa. Words importing any gender include any other gender. Words importing persons include individuals, partnerships, associations, bodies corporate, trustees, executors, administrators and legal representatives and any number or aggregate of persons.

1.3  Conflict with the Act or the Articles

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles, the provisions of the Act or the articles shall govern.

1.4  Invalidity of any Provision of this By-Law

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

Part 2 – Business of the Corporation

2.1  Corporate Seal

The Corporation shall have a corporate seal which shall bear the name of the Corporation and shall otherwise be as the board may from time to time determine.

2.2  Financial Year

The financial year of the Corporation shall end on the 31st day of December unless and until changed by the board.

2.3  Execution of Instruments

Documents requiring execution by the Corporation may be signed, either manually or by facsimile or electronic signature by two separate individual persons:

a)
one of which shall be the Chief Executive Officer, the President, an Executive Vice-President, a Senior Vice-President, or a director; and

b)
the other which shall hold any of the positions set forth in paragraph (a) or shall be the Corporate Secretary or an Assistant Corporate Secretary.

54 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

All documents so signed shall be binding upon the Corporation without any further authorization or formality. Notwithstanding the foregoing, the board is authorized from time to time by resolution to appoint, either generally or pursuant to a power of attorney, any person or persons on behalf of the Corporation to sign and deliver documents manually or by facsimile or electronic signature all as permitted by the Act and any such documents contemplated by such resolution or power of attorney shall be executed only as contemplated by that resolution. Subject to the Act, wherever a document is required to be created in writing, that requirement is satisfied by the creation of an electronic document with electronic signatures. The term "documents" as used in this by-law shall include contracts, cheques, drafts or orders for the payment of money, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, agreements, written resolutions, proxies, releases, receipts and discharges for the payment of money or other obligations, transfers and assignments of property of all kinds, real or personal, moveable or immovable, including specifically but without limitation, transfers and assignments of shares, stocks, warrants, bonds, debentures or other securities and all other paper writings or electronic writings as permitted by the Act.

2.4  Interest of Directors and Officers Generally in Contracts

No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or transaction entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be rendered invalid nor shall any director or officer so contracting or being so interested be accountable to the Corporation or its shareholders for any profit realized from the contract or transaction because of the director's or officer's interest in the contract or transaction or because the director was present or counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, provided that the director or officer shall have complied with the provisions of the Act.

Part 3 – Meetings of Shareholders

3.1  Persons Entitled to be Present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend under the articles or the Act. Any other person may be permitted to attend a meeting of shareholders by the Chairman of the meeting or with the consent of the meeting.

3.2  Chairman of Meetings of Shareholders

The Chairman of the board, if any, shall preside as Chairman at all meetings of the shareholders of the Corporation. In the absence of the Chairman, or in the case of his inability or refusal to act as the Chairman of any meetings of the shareholders of the Corporation, the first mentioned of such of the following officers as have been appointed and who is present at the meeting shall act as Chairman of the meeting: the Vice-Chairman, the Chief Executive Officer or the President. In the event that all of the Chairman, Vice-Chairman, Chief Executive Officer or President are absent, or are unable or refuse to act as Chairman, the persons who are present and entitled to vote at the meeting shall choose another director as Chairman of the meeting and if no director is present or if all of the directors present decline to take the chair then the persons who are present and entitled to vote shall choose one of their number to be Chairman.

3.3  Secretary of Meetings of Shareholders

The Corporate Secretary, or in the absence of the Corporate Secretary, an Assistant Corporate Secretary, shall attend any meetings of shareholders and record the proceedings thereof and all matters transacted and dealt with thereat, and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for that purpose. The Corporate Secretary or an Assistant Corporate Secretary shall give or cause to be given notice of all meetings of shareholders and shall perform such other duties as may be prescribed by the board.

3.4  Meetings by Electronic or Other Means

If the directors of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means that permit all participants to communicate adequately with each other during the meeting.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR 55

3.5  Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of shareholders shall be entitled to participate in the meeting by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting and other similar means, if the Corporation has made available such communication facilities and provided that the Chairman of the meeting is satisfied that all participants will be able to communicate adequately with each other during the meeting.

3.6  Quorum

A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if at least two persons are present in person or represented by proxy who are entitled to vote issued shares of the Corporation representing, in the aggregate, not less than twenty-five per cent of the votes entitled to be cast at the meeting.

3.7  Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or the Act, be determined by a majority of the votes cast on the question.

3.8  Voting

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, or if the Corporation has made available such communication facilities, by signifying by telephonic, electronic or other means of communication, or by a combination thereof, except where a ballot thereon is required by the Chairman or demanded by any person entitled to vote at the meeting. Upon a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof, every person who is present and entitled to vote shall have one vote.

3.9  Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by either a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof has been taken thereon, the Chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the Chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present in person, by telephonic, electronic or other means of communication or by a combination thereof, and entitled to vote, shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

Part 4 – Meetings of Directors

4.1  Calling and Notice of Meetings

Meetings of the board shall be held at such time and place and on such day as the Chairman of the board, the Chief Executive Officer, the President who is also a director, or an Executive Vice-President who is also a director, or any two directors may determine. Notice of meetings of the board shall be given to each director not less than forty-eight hours before the time when the meeting is to be held, unless otherwise waived in accordance with the Act, and may be delivered personally or may be given by mail, facsimile or other electronic means of communication. Each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board was elected.

4.2  Chairman of Meetings of Directors

The Chairman of the board, if any, shall preside as Chairman at all meetings of the board. In the absence of the Chairman, or in the case of his inability or refusal to act as the Chairman of any meetings of the board, the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting shall act as Chairman of the meeting: the Vice-Chairman, the Chief Executive Officer or the President. In the event that all of the Chairman, Vice-Chairman, Chief Executive Officer and President are absent, or are unable or refuse to act as Chairman, the directors who are present shall choose another director as Chairman of the meeting.

56 TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

4.3  Secretary of Meetings of Directors

The Corporate Secretary, or in the absence of the Corporate Secretary, an Assistant Corporate Secretary, shall attend any meetings of the board and record the proceedings thereof and all matters transacted and dealt with thereat, and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for that purpose, and shall perform like duties for any committee when required. The Corporate Secretary or an Assistant Corporate Secretary shall give or cause to be given notice of all meetings of the board and shall perform such other duties as may be prescribed by the board.

4.4  Meetings by Electronic or Other Means

Subject to the Act, a director may participate in a meeting of directors or of a committee of directors, by means of telephone, electronic or other communications facilities that permit all persons participating in the meeting to adequately communicate with each other during the meeting.

4.5  Quorum

Subject to any requirements under the Act requiring resident Canadian directors to be present at any meeting of the board, ~~five~~50% of the directors then in office and in attendance shall constitute a quorum for the transaction of business at any meeting of the board.

4.6  Votes to Govern

All board matters requiring a resolution of the directors shall be decided by a majority of the votes cast on the question. ~~In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.~~

Part 5 – Officers

5.1  Appointment, Powers and Duties

The board may appoint such officers as it deems appropriate from time to time. Every officer shall have such powers and duties as the board may prescribe from time to time, as permitted by the Act.

5.2  Remuneration

The remuneration of any officers appointed by the board may be determined from time to time by the board or by any committee of the board established for that purpose. In the absence of any such determination, the remuneration of officers appointed by the board shall be determined from time to time by either of the Chief Executive Officer or the President.

Part 6 – Indemnification

6.1  Indemnity and Insurance

Subject to the limitations contained in the Act, but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer of another entity to the fullest extent permitted by the Act or otherwise by law. The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person. Subject to the limitations contained in the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of such persons referred to in this section as the board may from time to time determine.

Part 7 – Notices

7.1  Method of Giving Notices

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's record address or if mailed to such person at such

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record address by prepaid mail or if sent to such person at such record address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the board (collectively, the "addressee") has consented, pursuant to the Act, to receive the notice in such form.

7.2  Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

7.3  Omissions and Errors in Notices

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

7.4  Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

Part 8 – Effective Date and Repeal

8.1  Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

8.2  Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue to be valid except to the extent inconsistent with this by-law and until amended or repealed.

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SCHEDULE C – ADVISORIES

This Management Proxy Circular contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, statements regarding business strategy, plans, goals, objectives and outcomes. The forward-looking information listed is based on Talisman's 2010 capital program as announced on January 11, 2010. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman's production in 2010 will be broadly the same as 2009 at around 425,000 boe/d, excluding any sales in North America during the year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Management Proxy Circular. Additional information on factors which could affect the Company's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Talisman makes reference to production volumes in this Management Proxy Circular. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Net Proved Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel of oil (bbl). Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

The reserves replacement ratios (before net acquisitions and dispositions) were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2009 by the Company's 2009 gross production. The Company's management uses reserves replacement ratios as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

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2000, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
tlm@talisman-energy.com
 www.talisman-energy.com